SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EXPLANATORY NOTE

Effective immediately, Pure Nickel Inc. (the “Company”) will satisfy its reporting obligations under Section 13(a) and 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), by reporting with the United States Securities and Exchange Commission (the “SEC”) on forms available for use by a “foreign private issuer,” as defined in Rule 3b-4 under the Exchange Act. Historically, the Company has attempted to meet its reporting obligations using the forms applicable to U.S. domestic issuers. However, the Company believes that as of March 27, 2007, it became a foreign private issuer as a result of its amalgamation with Nevada Star Resource Corp. and that its obligation to report on U.S. domestic issuer forms ceased at that time. By providing this information on Form 6-K, the Company is hereby furnishing all previously unfurnished material reports that have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) from the date of the amalgamation through the date of this report. Going forward, Pure Nickel’s U.S. periodic reporting requirements with the SEC will now consist of filing an Annual Report on Form 20-F and furnishing Forms 6-K for its quarterly operating results and for other material information made public or generally distributed to its security holders on SEDAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:	/s/ J. Jay Jaski
J. Jay Jaski
Chairman and Chief Executive Officer

Date: August 16, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release of Nevada Star Resource Corp., dated March 15, 2007, announcing commitments under brokered private placement for CDN $9 million.

99.2	Form 51-102F3 - Material Change Report.

99.3	Form 51-102F3 - Material Change Report.

99.4	Form 51-102F1 - Management’s Discussion and Analysis for the year ended November 30, 2006.

99.5	Form 52-109F1 - Certification of Annual Filings.

99.6	Form 52-109F1 - Certification of Annual Filings.

99.7	Consolidated Financial Statements of Nevada Star Resource Corp.

99.8	Press Release of Nevada Star Resource Corp., dated March 27, 2007, announcing approval of Amalgamation and Reverse Take Over Transaction with Pure Nickel Inc.

99.9	Joint Press Release of Pure Nickel Inc. and Nevada Star Resource Corp., dated March 30, 2007.

99.10	Notice of Annual General Meeting and Record Date of Pure Nickel Inc.

99.11	Form 51-102F3 - Material Change Report.

99.12	Consolidated Financial Statements of Pure Nickel Inc.

99.13	Form 52-102F1 - Management’s Discussion and Analysis for the three months ended February 28, 2007.

99.14	Form 52-109F2 - Certification of Interim Filings.

99.15	Form 52-109F2 - Certification of Interim Filings.

99.16	Press release of Pure Nickel Inc., dated April 30, 2007, announcing Acquisition of 100% Interest in Fond du Lac Property and Commencement of Drilling Program.

99.17	Notice of Annual General and Special Meeting of Shareholders of Pure Nickel Inc.

99.18	Information Circular - Solicitation of Proxies for use at the Annual General and Special Meeting of Shareholders of Pure Nickel Inc.

99.19	Form of Proxy for the Annual General and Special Meeting of Shareholders of Pure Nickel Inc.

Exhibit 99.1

PRESS RELEASE

Nevada Star Resource Corp.

TSX VENTURE NEV

OTC Bulletin Board                 NVSRF

INDUSTRY: Mining

MARCH 15, 2007 - 22:16 ET

Nevada Star Accepts Commitments Under Brokered Private Placement for CDN $9 Million

SEATTLE, WASHINGTON—(CCNMatthews - March 15, 2007) - Nevada Star Resource Corp. (TSX VENTURE:NEV)(OTCBB:NVSRF) (“Nevada Star” or the “Company”) is pleased to announce that it has accepted subscriptions for CDN $9 million of securities under a brokered private placement (the “Offering”) with Patica Securities Limited (the “Agent”) and has deposited the proceeds received into escrow. The Offering was first announced in the press release dated December 29, 2006 and later increased to CDN $9.0 million as announced March 8, 2007. The Company issued 8,750,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of CDN $7,875,000 million and has accepted commitments for an additional CDN $1.25 million of units upon the completion (the “Completion”) of the proposed amalgamation (the “Amalgamation”) with Pure Nickel Inc. for an aggregate of CDN $9.0 million. The offering price assumes a 1 for 5 share consolidation as explained below. Upon Completion, the Subscription Receipts will be automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation common share purchase warrant. Each whole Warrant will be exercisable into a common share at price of CDN$1.20 for a term of eighteen months. Closing of the Offering and release of funds from escrow is subject to shareholder and regulatory approval of the Amalgamation between Nevada Star and Pure Nickel Inc.

In consideration of the services provided, the Agent will receive upon Completion a cash commission of 7% of the gross proceeds from the Offering and agent’s compensation and advisory warrants equal to 5% of the gross number of Securities sold in the Offering. Both the agent’s warrants and the advisory warrants have been deposited into escrow pending release on Completion. Each agent’s warrant and advisory warrant will be exercisable into a post-consolidation common share at a price of CDN $0.90 each for a period of 18 months following the Completion.

Upon Completion, the issuance of the units and the release of the net proceeds of the financing from escrow, the combined company will have approximately CDN $11.0 million in cash. These funds will be used to fund the planned 2007 CDN $8 million North American exploration program. All securities placed or sold in connection with the Offering will be subject to a regulatory hold period of four-months and one day from the date of issue.

A Special Meeting of shareholders is scheduled for March 27, 2007 at 10:00 a.m. (Seattle time) at the Sheraton Bellevue Seattle East Hotel, 100 112th Avenue NE, Bellevue, Washington. At this meeting, the shareholders will be asked to vote on: (i) an ordinary resolution approving the issuance of common shares of Nevada Star to the shareholders of Pure Nickel Inc. (“Pure Nickel”) pursuant to the Amalgamation of Nevada Star and Pure Nickel; (ii) a special resolution approving a name change of the Company from “Nevada Star Resource Corp.” to “Pure Nickel Inc.”; and (iii) a special resolution approving the post-Amalgamation consolidation of the Company’s common shares on the basis of one (1) new common share for every existing five (5) common shares of the Company. Shareholders of record as of the close of business on February 23, 2007 are entitled to vote at the Special Meeting.

Nevada Star Resource Corp. is a mineral exploration company that uses advanced technology to search for metals that are in high demand world-wide. For more information, including maps, photos and project descriptions, visit www.nevadastar.com.

Completion of the Proposed Transaction is subject to a number of conditions, including TSX Venture Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the Proposed Transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the security of Nevada Star should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

This release was prepared by management of Nevada Star Resource Corp. who take full responsibility for its contents.

CONTACT INFORMATION

Nevada Star Resource Corp.	or	Pure Nickel Inc.
Robert Angrisano		Jay Jaski
President and CEO		Chairman and CEO
(425) 467-1836		(416) 644-0066
(425) 222-0894 (FAX)		(416) 644-0069 (FAX)
Email: rangrisano@nevadastar.com		Email: jjaski@purenickel.com
Website: www.nevadastar.com		Website: www.purenickel.com

Exhibit 99.2

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

NEVADA STAR RESOURCE CORP.

P.O. Box 1089

Fall City, WA, USA 98024

Item 2.	Date of Material Change

March 8, 2007

Item 3.	News Release

A news release was disseminated via CCN Matthews on March 8, 2007 and filed on SEDAR on March 19, 2007.

Item 4.	Summary of Material Change

Nevada Star Resource Corp. (“Nevada Star” or the “Company”) announced that further to its news release of December 29, 2006, the brokered private placement (the “Offering”) with Patica Securities Limited or a syndicate led by Patica Securities Limited has been increased to up to 10,000,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of up to CDN $9 million, on a best efforts basis. This financing has been increased owing to strong institutional interest. All other details of the Offering remain the same. Closing of the Offering, which is currently scheduled for March 15, 2007, is subject to board and regulatory approval. Nevada Star also reported that its Special Meeting of shareholders will be held at the Sheraton Bellevue Seattle East Hotel, 100 112th Avenue NE, Bellevue, Washington on March 27, 2007 at 10:00 a.m. (Seattle time) instead of 1:00 p.m. as previously reported.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert Angrisano, President & CEO, telephone: (425) 467-1836.

Item 9.	Date of Report

March 19, 2007

SCHEDULE “A”

For release: March 8, 2007

NEVADA STAR INCREASES BROKERED PRIVATE PLACEMENT TO

CDN $9 MILLION AND CONFIRMS SPECIAL MEETING DATE

SEATTLE, WA, Nevada Star Resource Corp. (OTC-BB: NVSRF and TSX-V: NEV) - Nevada Star Resource Corp. (“Nevada Star” or the “Company”) announces that further to its news release of December 29, 2006, the brokered private placement (the “Offering”) with Patica Securities Limited or a syndicate led by Patica Securities Limited has been increased to up to 10,000,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of up to CDN $9 million, on a best efforts basis. This financing has been increased owing to strong institutional interest. All other details of the Offering remain the same. Closing of the Offering, which is currently scheduled for March 15, 2007, is subject to board and regulatory approval.

Nevada Star also reports that its Special Meeting of shareholders will be held at the Sheraton Bellevue Seattle East Hotel, 100 112th Avenue NE, Bellevue, Washington on March 27, 2007 at 10:00 a.m. (Seattle time) instead of 1:00 p.m. as previously reported.

At this meeting, the shareholders will be asked to vote on: (i) an ordinary resolution approving the issuance of common shares of Nevada Star to the shareholders of Pure Nickel Inc. (“Pure Nickel”) pursuant to the amalgamation (the “Amalgamation”) of Nevada Star and Pure Nickel; (ii) a special resolution approving a name change of the Company from “Nevada Star Resource Corp.” to “Pure Nickel Inc.”; and (iii) a special resolution approving the post-Amalgamation consolidation of the Company’s common shares on the basis of one (1) new common share for every existing five (5) common shares of the Company. Shareholders of record as of the close of business on February 23, 2007 are entitled to vote at the Special Meeting.

The directors and management of Nevada Star believe that the Amalgamation is in the best interests of Nevada Star and the shareholders and that the Amalgamation provides a number of benefits, including the opportunity to participate in a combined company which:

•	will have three high quality nickel exploration properties and experienced management with proven financing skills;

•

will provide an opportunity for shareholders to participate in a company under the leadership of a proven management team, and a board of directors comprised of an experienced team of industry professionals;

•	will have greater human resources, enabling it to more effectively undertake the development, exploration and production of precious and base metals;

•	will eliminate certain redundant general and administrative costs between Nevada Star and Pure Nickel; and

•	will have increased market capitalization that is anticipated to receive greater market attention, resulting in improved liquidity for shareholders and an increased ability to secure financing.

Upon completion of the Amalgamation, the combined company will launch an CDN $8 million exploration program which will be partially funded by the net proceeds from the Offering.

Nevada Star Resource Corp. is a mineral exploration company that uses advanced technology to search for metals that are in high demand world-wide. For more information, including maps, photos and project descriptions, visit www.nevadastar.com.

Nevada Star Contact:	Robert Angrisano, President and CEO
Nevada Star Resource Corp.
Phone: 425.467.1836
Fax: 425.222.0894
E-mail: rangrisano@nevadastar.com

Completion of the Proposed Transaction is subject to a number of conditions, including TSX Venture Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the Proposed Transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the security of Nevada Star should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

This release was prepared by management of Nevada Star Resource Corp. who take full responsibility for its contents. Neither the TSX Venture Exchange nor the NASD OTC Bulletin Board have reviewed or accept responsibility for the adequacy of this news release.

Exhibit 99.3

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

NEVADA STAR RESOURCE CORP.

P.O. Box 1089

Fall City, WA, USA 98024

Item 2.	Date of Material Change

March 15, 2007

Item 3.	News Release

A news release was disseminated via CCN Matthews on March 15, 2007 and filed on SEDAR on March 19, 2007.

Item 4.	Summary of Material Change

Nevada Star Resource Corp. (“Nevada Star” or the “Company”) announced that it has accepted subscriptions for CDN $9 million of securities under a brokered private placement (the “Offering”) with Patica Securities Limited and has deposited the proceeds received into escrow. The Offering was first announced in the press release dated December 29, 2006 and later increased to CDN $9.0 million as announced March 8, 2007.

Nevada Star also confirmed that a Special Meeting of shareholders is scheduled for March 27, 2007 at 10:00 a.m. (Seattle time) at the Sheraton Bellevue Seattle East Hotel, 100 112th Avenue NE, Bellevue, Washington.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert Angrisano, President & CEO, telephone: (425) 467-1836.

Item 9.	Date of Report

March 19, 2007

SCHEDULE “A”

For release: March 15, 2007

NEVADA STAR ACCEPTS COMMITMENTS UNDER BROKERED PRIVATE

PLACEMENT FOR CDN $9 MILLION

SEATTLE, WA, Nevada Star Resource Corp. (TSX-V:NEV and OTC-BB:NVSRF) - Nevada Star Resource Corp. (“Nevada Star” or the “Company”) is pleased to announce that it has accepted subscriptions for CDN $9 million of securities under a brokered private placement (the “Offering”) with Patica Securities Limited (the “Agent”) and has deposited the proceeds received into escrow. The Offering was first announced in the press release dated December 29, 2006 and later increased to CDN $9.0 million as announced March 8, 2007. The Company issued 8,750,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of CDN $7,875,000 million and has accepted commitments for an additional CDN $1.25 million of units upon the completion (the “Completion”) of the proposed amalgamation (the “Amalgamation”) with Pure Nickel Inc. for an aggregate of CDN $9.0 million. The offering price assumes a 1 for 5 share consolidation as explained below. Upon Completion, the Subscription Receipts will be automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation common share purchase warrant. Each whole Warrant will be exercisable into a common share at price of CDN$1.20 for a term of eighteen months. Closing of the Offering and release of funds from escrow is subject to shareholder and regulatory approval of the Amalgamation between Nevada Star and Pure Nickel Inc.

In consideration of the services provided, the Agent will receive upon Completion a cash commission of 7% of the gross proceeds from the Offering and agent’s compensation and advisory warrants equal to 5% of the gross number of Securities sold in the Offering. Both the agent’s warrants and the advisory warrants have been deposited into escrow pending release on Completion. Each agent’s warrant and advisory warrant will be exercisable into a post-consolidation common share at a price of CDN $0.90 each for a period of 18 months following the Completion.

Upon Completion, the issuance of the units and the release of the net proceeds of the financing from escrow, the combined company will have approximately CDN $11.0 million in cash. These funds will be used to fund the planned 2007 CDN $8 million North American exploration program. All securities placed or sold in connection with the Offering will be subject to a regulatory hold period of four-months and one day from the date of issue.

A Special Meeting of shareholders is scheduled for March 27, 2007 at 10:00 a.m. (Seattle time) at the Sheraton Bellevue Seattle East Hotel, 100 112th Avenue NE, Bellevue, Washington. At this meeting, the shareholders will be asked to vote on: (i) an ordinary resolution approving the issuance of common shares of Nevada Star to the shareholders of Pure Nickel Inc. (“Pure Nickel”) pursuant to the Amalgamation of Nevada Star and Pure Nickel; (ii) a special resolution approving a name change of the Company from “Nevada Star Resource Corp.” to “Pure Nickel Inc.”; and (iii) a special resolution approving the post-Amalgamation consolidation of the Company’s common shares on the basis of one (1) new common share for every existing five (5) common shares of the Company. Shareholders of record as of the close of business on February 23, 2007 are entitled to vote at the Special Meeting.

Nevada Star Resource Corp. is a mineral exploration company that uses advanced technology to search for metals that are in high demand world-wide. For more information, including maps, photos and project descriptions, visit www.nevadastar.com.

Nevada Star Contact:	Robert Angrisano, President and CEO
Nevada Star Resource Corp.
Phone: 425.467.1836
Fax: 425.222.0894
E-mail: rangrisano@nevadastar.com

Pure Nickel Contact:	Jay Jaski, Chairman and CEO
Pure Nickel Inc.
Phone: 416.644.0066
Fax: 416.644.0069
E-mail: jjaski@purenickel.com
www.purenickel.com

Completion of the Proposed Transaction is subject to a number of conditions, including TSX Venture Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the Proposed Transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the security of Nevada Star should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

This release was prepared by management of Nevada Star Resource Corp. who take full responsibility for its contents. Neither the TSX Venture Exchange nor the NASD OTC Bulletin Board have reviewed or accept responsibility for the adequacy of this news release.

Exhibit 99.4

Nevada Star Resource Corp. (“Nevada Star” or the “Company”)

Form 51-102F1 – Management’s Discussion & Analysis

Year ended November 30, 2006

Unaudited – Prepared by Management

Description of Business and Report Date

The following Management’s Discussion and Analysis is prepared as of March 23, 2007 (the “Report Date”) and should be read in conjunction with the audited financial statements for the year ended November 30, 2006 which can be found on the Company’s website at www.nevadastar.com or on SEDAR at www.sedar.com.

The Company was incorporated under the laws of the Company Act of British Columbia, Canada on April 29, 1987. On June 17, 1998, the Company was continued into the Yukon under Section 190 of the Yukon Business Corporations Act. The Company conducts its U.S. operations through its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation.

On October 24, 2006, 6658482 Canada Inc. was incorporated under the Yukon Business Corporations Act and continued under the Canada Business Corporations Act on November 16, 2006. 6658482 Canada Inc. is a wholly-owned subsidiary of the Company and has not previously carried on business. It was organized solely for the purpose of the acquisition of Pure Nickel Inc. (described below), it has no liabilities and presently has $1.00 of share capital.

The head office of the Company is located at P.O. Box 1089, Fall City, Washington, USA, 98024, Tel: (425) 467-1836. In January 2007, the Company closed its Vancouver office located at Suite 1400, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.

The Company is in the business of acquiring and exploring mineral properties, primarily those containing nickel, platinum group elements (PGE). The Company is a reporting issuer in British Columbia and Alberta. The common shares trade on the TSX Venture Exchange under the symbol “NEV” and on the NASDAQ Over the Counter Bulletin Board Service under the symbol “NVSRF”.

The Company’s principal property, the MAN Alaska Project, is primarily a sulphide nickel-copper-PGE property. The Company also owns the Milford Copper Property in Utah, currently under option to Western Utah Copper Company (“WUCC”), and the Salt Chuck Property in Alaska, primarily a copper-PGE property.

The Company prepares its financial statements in U.S. dollars and in accordance with Canadian generally accepted accounting principles. Unless otherwise indicated herein, all dollar amounts are stated in U.S. dollars.

Acquisition of Pure Nickel Inc.

In the fourth quarter of Fiscal 2006, Nevada Star entered into an agreement to acquire 100% of the shares of Pure Nickel Inc. (“Pure Nickel”). Pure Nickel, a private Canadian exploration company based in Toronto, Canada, has two high quality nickel sulphide exploration projects located in the provinces of Saskatchewan and Manitoba, Canada.

The Axis Lake Project, Saskatchewan - Pure Nickel can acquire up to an undivided 80% working interest in the Axis Lake Nickel-Copper project (“Axis Project”) from Red Dragon Resources Corp. (DRA: TSX-V). The Axis Project lies directly north of the Athabascan Basin in the Fond-du-Lac region of Northern Saskatchewan, Canada. The Axis Project consists of permits totaling approximately 95,000 acres of highly prospective ground. This area is characterized by a large number of nickel-copper sulphide occurrences and confirmed by ground geochemical work and airborne geophysical survey. The phase one 2006 drilling program intersected mineralization in 7 of the 7 drill holes completed including one intersection of a half meter length grading 1.86% nickel. Further drilling is planned for 2006. Pure Nickel has commissioned a National Instrument 43-101 technical report on a previously reported 4 million tons inferred mineral resource at Axis Lake grading 0.66% nickel and 0.35% copper. Readers are cautioned that while this historical resource estimate is considered to be reliable and relevant, it does not comply with the guidelines of National Instrument 43-101, it has not been verified by Nevada Star’s Qualified Person and should not be relied upon.

15

Nevada Star Resource Corp. (“Nevada Star” or the “Company”)

Form 51-102F1 – Management’s Discussion & Analysis

Year ended November 30, 2006

Unaudited – Prepared by Management

Acquisition of Pure Nickel Inc. (continued)

Fox River Project, Manitoba - Pure Nickel also has an agreement with Xstrata Plc. to earn a 50% interest in the Manitoba Fox River Project. Fox River occurs in the Circum Superior Belt and is one of the largest ultramafic complexes in Canada. The Fox River project area is over 100 kilometers in length and is flanked to the west by the Thompson Nickel Belt and to the east by the Raglan Nickel Belt. The geological attributes at Fox River are identical but on a larger scale than found at Raglan. On February 1, 2007, Pure Nickel announced the commencement of the first phase of its 2007 exploration program on the Fox River belt in Northern Manitoba. Pure Nickel has contracted Geotech Ltd. of Aurora, Ontario to carry out an extensive targeted high resolution VTEM airborne electromagnetic survey of approximately 2600 line-km over six blocks. These blocks have been prioritized on the basis of previous drilling, a lower-resolution airborne survey conducted in 1999 by Falconbridge (which was acquired by Xstrata plc in 2006) and recently acquired soil geochemical samples from a Pure Nickel survey conducted in late 2006.

Nevada Star will issue approximately 88 million shares of its capital stock to the shareholders of Pure Nickel to acquire 100% of Pure Nickel. Upon completion of the transaction, the combined company will have approximately 176 million shares outstanding and the basic ownership split will be approximately 50% Nevada Star and 50% Pure Nickel. This transaction, which has been negotiated at arm’s length, will constitute a reverse takeover (“RTO”) of Nevada Star by Pure Nickel pursuant to TSX Venture Exchange policies.

The transaction is to be approved at a Special Meeting of Nevada Star shareholders scheduled for March 27, 2007. At this meeting, the shareholders will be asked to vote on: (i) an ordinary resolution approving the issuance of common shares of Nevada Star to the shareholders of Pure Nickel Inc. (“Pure Nickel”) pursuant to the amalgamation (the “Amalgamation”) of Nevada Star and Pure Nickel; (ii) a special resolution approving a name change of the Company from “Nevada Star Resource Corp.” to “Pure Nickel Inc.”; and (iii) a special resolution approving the post-Amalgamation consolidation (the “Consolidation”) of the Company’s common shares on the basis of one (1) new common share for every existing five (5) common shares of the Company. Shareholders of record as of the close of business on February 23, 2007 are entitled to vote at the Special Meeting.

Upon completion of the transaction, the board of directors will consist of a majority of Pure Nickel directors to include Jay Jaski, founder of Pure Nickel and CEO of Regent Mercantile Bancorp Inc., a successful international resource merchant bank, Steve Vaughan, Partner with the law firm McMillan Binch Mendelson LLP, Harry Blum, Managing Partner of DMCT and David McPherson, independent businessman. Nevada Star directors Robert Angrisano, Monty Moore and R. David Russell will remain on the board. Management of the combined company will be appointed at a later date by the representatives of Pure Nickel; however, management of Nevada Star will remain in place for at least six months to assist in the transition.

The transaction is subject to completion of due diligence, approval from disinterested votes cast at the Nevada Star Special Meeting, and on the receipt of all regulatory and court approvals.

Private Placement of CDN $9 Million with Patica Securities Limited

On March 15, 2007, the Company accepted subscriptions for CDN $9 million of securities under a brokered private placement (the “Offering”) with Patica Securities Limited (the “Agent”) and has deposited the proceeds received into escrow. The Offering was first announced in the press release dated December 29, 2006 and later increased to CDN $9.0 million as announced March 8, 2007. The Company issued 8,750,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of CDN $7,875,000 million and has accepted commitments for an additional CDN $1.25 million of units upon the completion (the “Completion”) of the proposed Amalgamation with Pure Nickel Inc. for an aggregate of CDN $9.0 million. The offering price assumes the Consolidation described above. Upon Completion, the Subscription Receipts will be automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation common share purchase warrant. Each whole Warrant will be exercisable into a common share at price of CDN$1.20 for a term of eighteen months. Closing of the Offering and release of funds from escrow is subject to shareholder and regulatory approval of the Amalgamation between Nevada Star and Pure Nickel Inc.

2

Nevada Star Resource Corp. (“Nevada Star” or the “Company”)

Form 51-102F1 – Management’s Discussion & Analysis

Year ended November 30, 2006

Unaudited – Prepared by Management

Private Placement of CDN $9 Million with Patica Securities Limited (continued)

In consideration of the services provided, the Agent will receive upon Completion a cash commission of 7% of the gross proceeds from the Offering and agent’s compensation and advisory warrants equal to 5% of the gross number of Securities sold in the Offering. Both the agent’s warrants and the advisory warrants have been deposited into escrow pending release on Completion. Each agent’s warrant and advisory warrant will be exercisable into a post-consolidation common share at a price of CDN $0.90 each for a period of 18 months following the Completion.

Upon Completion, the issuance of the units and the release of the net proceeds of the financing from escrow, the combined company will have approximately CDN $11.0 million in cash. These funds will be used to fund the planned 2007 CDN $8 million North American exploration program. All securities placed or sold in connection with the Offering will be subject to a regulatory hold period of four-months and one day from the date of issue.

The gross proceeds of the Private Placement shall be deposited in escrow with the Transfer Agent on the Private Placement Closing Date (the “Escrowed Funds”) and will be released from escrow to Nevada Star after deducting the commission payable to the Agent and the expenses of the Agent contemporaneously with the completion of the Amalgamation, the Consolidation and related matters (the “Escrow Release Time”) upon all conditions precedent to the completion of the Amalgamation and the Consolidation having been satisfied or waived to the satisfaction of the Agent, acting reasonably, including without limitation any required approval of the TSX Venture Exchange. In the event that the escrow release conditions are not satisfied by March 30, 2007, the Escrowed Funds, together with accrued interest earned thereon, will be returned to the holders of Subscription Receipts and the Subscription Receipts will be cancelled.

Property Summaries

Milford Copper Property, Utah

Stuart Havenstrite, CPG, a qualified person as defined by National Instrument 43-101, reviewed the technical information contained herein.

Property Description

The Milford Copper Property (referred to in the consolidated financial statements as the OK Copper Mine and the Beaver Lake Property) consists of 55 patented mining claims, 232 unpatented mining claims, five Utah state leases, and 93 acres of fee land, aggregating approximately 7,000 acres. The Milford Copper Property is owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director and officer of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million in the aggregate.

Exploration

The Company carried out extensive drilling on the claims in 1998 and commissioned a feasibility study that year. The results of the study were positive for the production of up to 54 million pounds of copper over a 5-year production life. However due to low copper prices at the time, the anticipated plant and production facilities were never constructed and the claims were not put into production.

Option Agreement

On November 26, 2003, WUCC exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC has three years to put the property into production or WUCC can received a one-year extension by notifying the Company before that date that the property is being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within twelve months. WUCC must also honor the Company’s obligations to leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

3

Nevada Star Resource Corp. (“Nevada Star” or the “Company”)

Form 51-102F1 – Management’s Discussion & Analysis

Year ended November 30, 2006

Unaudited – Prepared by Management

Milford Copper Property, Utah (continued)

WUCC’s Agreement with Palladon

On November 19, 2003, WUCC announced a joint partnership on the Milford Copper Property with Palladon Ventures Ltd. (“Palladon”), a mineral resource company whose common shares trade on the TSX Venture Exchange and the Frankfurt Exchange.

In 2004, Palladon conducted several rounds of drilling to confirm areas of mineralization included in the 1998 feasibility study and to expand on some of those areas (see Palladon’s press releases of May 4, 27 and 31, 2004; June 11, 2004; and October 25, 2004). Palladon also conducted geophysics inside and outside the 1998 study area to aid in further exploration in both cases (see Palladon’s press releases of August 19 and October 25, 2004). The objectives of the exploration inside the 1998 study area were to confirm and expand upon the previously-identified historic resource estimate and aid in the work now being performed to reflect current costs and conditions.

On September 14, 2005, Palladon filed a National Instrument 43-101 technical report updating the 1998 feasibility study. Table 1 on the following page is a summary of the Indicated Resources that were calculated in the 1998 study. Indicated Resources consist of those blocks within the mineralized boundaries that are sufficiently close to sampled drill holes for copper grade estimation. Blocks within the mineralized boundaries that are too far from data to be estimated are classified Inferred. Indicated material above a cutoff grade of 0.40% copper was used as the basis for reporting resources. The 0.40% copper cutoff was the approximate breakeven cutoff for the 1998 feasibility study, using a $1.05 per pound copper price. Copper is presently trading at approximately $3.00 per pound.

Cautionary Note to U.S. investors concerning estimates of “indicated resources”: This section uses the term “indicated resources”. We advise U.S. Investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THIS CATEGORY WILL EVER BE CONVERTED INTO RESERVES.

Table 1 Indicated Resource

Deposit	Cutoff Cu%	Tons (000) in Zones	Cu%	Total Cu Pounds (000)
Hidden Treasure	0.40%	856	1.79%	30,663
	0.60%	828	1.84%	30,398
	1.00%	777	1.90%	29,500

Maria	0.40%	614	1.25%	15,397
	0.60%	569	1.31%	14,937
	1.00%	417	1.49%	12,404

Copper Ranch	0.40%	322	1.13%	7,313
	0.60%	293	1.20%	7,010
	1.00%	195	1.40%	5,461

OK Mine	0.40%	1,318	0.75%	19,770
	0.60%	724	0.97%	14,046
	1.00%	268	1.32%	7,075

Totals	0.40%	3,110	1.18%	73,141
	0.60%	2,413	1.38%	66,390
	1.00%	1,655	1.64%	54,440

4

Nevada Star Resource Corp. (“Nevada Star” or the “Company”)

Form 51-102F1 – Management’s Discussion & Analysis

Year ended November 30, 2006

Unaudited – Prepared by Management

Milford Copper Property, Utah (continued)

On August 28, 2006, Palladon announced a restructuring of the Western Utah Copper Project. Under the restructuring, WUCC had the option to purchase Palladon’s interest on or before January 4 2007. On January 9, 2007, Palladon announced that WUCC exercised its option to purchase Palladon’s interest in the Western Utah Copper Project for $3 million in cash, and $10 million payable as a 1% Net Smelter Royalty from copper produced from current “reserve” properties, and a 2% Net Smelter Royalty from copper produced from newly discovered ore bodies.

To view the full details of Palladon’s press releases and Palladon’s National Instrument 43-101 technical report updating the 1998 feasibility, please see their website at www.palladonmining.com or view their SEDAR filings at www.sedar.com.

Future Plans

WUCC has provided notice to the Company that the Milford Copper Property is being readied for production and has undertaken the construction of a concentrator, a working onsite analytical laboratory and office building, and ongoing ore reserve drilling on the Milford Copper Property. In addition, WUCC has provided the Company with a construction schedule that will lead to production within the one-year extension.

MAN Alaska Project, Alaska

The Company’s Qualified Person on the MAN Alaska Project is Rodney Blakestad, CPG.

Property Description

The Company’s principal property, the MAN Alaska Project, is primarily a sulphide nickel-copper-PGE property. The MAN Alaska Project property includes approximately 300 square miles of federal and state claims. Portions of the claims are located in the Fairbanks, Talkeetna and Chitina recording districts.

The Company acquired certain claims of the MAN Alaska Project pursuant to the acquisition of M.A.N. Resources, Inc. (“MAN”) in the year ended August 31, 2002. Other claims were acquired from FNX Mining Company Ltd. or staked by the Company. During the year November 30, 2006, the Company issued to FNX Mining Company Ltd. 50,000 common shares with a fair market value of $12,500 for the final tranche of shares due on the Canwell Glacier Property, Alaska.

Joint Venture Agreement

In Fiscal 2004, an Exploration, Development, and Mine Operating Agreement was signed with Anglo American Exploration (USA), Inc. (“Anglo USA”), a wholly owned indirect subsidiary of Anglo American plc, a global leader in the mining and natural resource sector. Under the terms of the agreement, Anglo USA could earn a 51% interest in Area 1, the Dunite Hill/Fish Lake area, by spending a total of $12 million by December 31, 2008. Anglo USA had the right to increase their interest by an additional 9% by completing a pre-feasibility study, an additional 10% by completing a feasibility study, and an additional 5% by arranging construction financing for both Anglo USA and the Company. In Fiscal 2006, Anglo USA withdrew from the Exploration, Development, and Mine Operating Agreement.

Exploration

No exploration was completed by the Company in the fourth quarter of Fiscal 2006.

Future Plans

A CDN $4 million exploration program is proposed for the MAN Alaska Project 2007 and will be announced upon the successful completion of the RTO and the Patica Private Placement described elsewhere herein.

5

Nevada Star Resource Corp. (“Nevada Star” or the “Company”)

Form 51-102F1 – Management’s Discussion & Analysis

Year ended November 30, 2006

Unaudited – Prepared by Management

Salt Chuck Property, Alaska

The Company’s Qualified Person on the Salt Chuck Property is Curt Freeman, CPG, of Avalon Development Corporation.

Property Description

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The area is underlain by a mafic-ultramafic complex which hosts palladium bearing copper sulfide mineralization. Prince of Wales Island can be accessed by ferry service from Ketchikan to Hollis. Direct access to the property is by well maintained U.S. Forest Service roads. The Salt Chuck Property, acquired as part of the acquisition of MAN, is currently at the exploration stage.

Exploration

A recent airborne geophysical survey released by the State of Alaska indicates that the Salt Chuck property covers prospective ground within the mafic-ultramafic complex as indicated by this recent survey and extends along the eastern boundary of the complex. Directly west-northwest of the property lies the historic Salt Chuck mine. The Salt Chuck mine was active between 1919 and 1941 and had reported production of 300,000 tons of copper sulfide ore grading 0.95% Copper, 2.0 g/t Palladium, 1.1 g/t Gold, and 5.7 g/t Silver.

Future Plans

The Company plans to develop an exploration program for its Salt Chuck property, to be announced this spring.

Selected Annual Information

Selected annual information from the audited consolidated financial statements for the year ended November 30, 2006, the transition period ended November 30, 2005 and the years ended August 31, 2005 and 2004 are summarized as follows:

	Year Ended November 30, 2006 US$	Period ended November 30, 2005 (1) US$	Years Ended August 31,
			2005 US $	2004 US $
Total revenues	Nil	Nil	Nil	Nil
G & A expense	337,708	136,995	969,422	797,740
Net earnings (loss)	2,862,286	(136,995)	(969,422)	(829,501)
Net earnings (loss) per share (2)	0.04	(0.00)	(0.01)	(0.01)
Total assets	12,221,294	9,167,489	9,242,074	9,557,119
Total long term liabilities	Nil	Nil	Nil	Nil
Cash dividends per common share	Nil	Nil	Nil	Nil

(1)	On October 18, 2005, the Board of Directors approved a change of the Company’s fiscal year end from August 31 to November 30 to better reflect the Company’s exploration and operating cycle. To facilitate the change, the Company is reporting a one-time, three-month transition year covering the period ended November 30, 2005.

(2)	Fully diluted loss per share has not been presented as it is anti-dilutive.

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future.

Results of Operations

The Company experienced net earnings of $2,862,286 or $0.04 per share for the year ended November 30, 2006 compared to a net loss of $136,995 or $0.00 per share for the three-month transition period ended November 30, 2005. Contributing to the net earnings in Fiscal 2006 was a gain of $3,274,828 on the sale of the Company’s sliding-scale net smelter return royalty on the Gold Hill Property, Utah. The Company no longer has an interest in the Gold Hill Property.

6

Nevada Star Resource Corp. (“Nevada Star” or the “Company”)

Form 51-102F1 – Management’s Discussion & Analysis

Year ended November 30, 2006

Unaudited – Prepared by Management

Results of Operations (continued)

General and administrative expenses for the year ended November 30, 2006 were at the same levels as the three-month transition period ended November 30, 2006 except for stock based compensation and professional fees. Stock-based compensation was $9,324 in Fiscal 2006 compared to $52,486 for the three-month transition period ended November 30, 2005, due to fewer stock options vesting in the current year. Stock-based compensation is a non-cash item and reflects the fair value cost of stock options vested in the period under Canadian generally accepted accounting principles.

Interest income increased to $16,295 for Fiscal 2006 compared to $210 for the three-month transition period ended November 30, 2005, due to the investment of funds in short-term certificates of deposit.

After factoring in the net operating losses of the subsidiary, the gain on the sale of the Gold Hill royalty resulted in income tax expense of $100,000, compared to $nil for the three-month transition period ended November 30, 2005.

The net amounts capitalized for resource properties during the year comprised of $101,083 in deferred exploration and development costs of which a recovery of $131,160 related to the Gold Hill Property, a recovery of $18,463 related to the Milford Copper Property, $246,831 related to the MAN Alaska Project and $3,875 related to the Salt Chuck Property. In comparison, the net amounts capitalized for resource properties during the three month transition period ended November 30, 2005 comprised of $148,736 in deferred exploration and development costs of which $5,255 related to the Gold Hill Property, $506 related to the Milford Copper Property and $142,975 related to the MAN Alaska Project.

Cash decreased by $442,541 as a result of operating activities which used cash of $298,101 and investing activities which used cash of $124,440.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the three months ending on November 30, 2006 are as follows:

	Nov. 30, 2006 Q4 2006 $	August 31, 2006 Q3 2006 $	May 31, 2006 Q2 2006 $	Feb. 28, 2006 Q1 2006 $
Revenues	Nil	Nil	Nil	Nil
G & A Expense	74,828	60,373	89,703	80,204
Net Earnings (Loss)	3,070,924	(54,701)	(89,526)	(64,411)
Net Earnings (Loss) Per Share (2)	0.04	Nil	Nil	Nil

	Nov. 30, 2005 Transition Period(1) $	Aug. 31, 2005 Q4 2005 $	May 31, 2005 Q3 2005 $	Feb. 28, 2005 Q2 2005 $
Revenues	Nil	Nil	Nil	Nil
G & A Expense	136,261	142,665	195,840	277,572
Net Earnings (Loss)	(136,995)	(137,446)	(196,038)	(277,424)
Net Earnings (Loss) Per Share (2)	Nil	Nil	Nil	Nil

(1)	On October 18, 2005, the Board of Directors approved a change of the Company’s fiscal year end from August 31 to November 30 to better reflect the Company’s exploration and operating cycle. To facilitate the change, the Company reported a one-time, three-month transition year covering the period ended November 30, 2005.

(2)	Fully diluted loss per share has not been presented as it is anti-dilutive.

General and administrative expenses are significantly affected by stock-based compensation, most notably in the transition period ended November 30, 2005, Q4 2005, Q3 2005 and Q2 2005 when stock based compensation of $52,486, $69,923, $127,805 and $164,084 were recorded, respectively.

7

Nevada Star Resource Corp. (“Nevada Star” or the “Company”)

Form 51-102F1 – Management’s Discussion & Analysis

Year ended November 30, 2006

Unaudited – Prepared by Management

Liquidity

Presently, none of the Company’s property interests generate revenue. The Company’s capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, shares for debt, property or other assets) or shareholder loans. Fluctuations in the Company’s share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

In Fiscal 2006, the Company entered into an agreement to sell its sliding-scale net smelter return royalty on the Gold Hill Property to Royal Gold, Inc. for $3.7 million, less previously paid royalties of $375,000, and this amount is included in other receivables at November 30, 2006. The net proceeds from this sale were received in December 2006 and will be used to fund exploration on the new property portfolio resulting from the existing Nevada Star properties and the previously announced acquisition of Pure Nickel.

The Company had cash of $26,331 at November 30, 2006 compared to $448,872 at November 30, 2005. Current assets, in addition to cash, at November 30, 2006 consisted of other receivables of $3,372,498 and $7,681 in prepaid expenses. Current liabilities at November 30, 2006 consisted of accounts payable and accrued liabilities of $116,311 and income taxes payable of $100,000.

Capital Resources

Management believes that the working capital on hand at November 30, 2006 and the proceeds from the proposed Patica Private Placement will be sufficient to cover general and administrative expenses and property holdings costs for the next fiscal year and the planned 2007 exploration programs on the MAN Alaska Project, the Axis Lake Project and the Fox River Project.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During the year ended November 30, 2006, the Company paid salaries of $80,000 (2005: $20,000) to a director and officer employed as President and CEO. The Company also sold a vehicle for $18,145 to a company controlled by a common director.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on the Company’s financial condition, results of operations and cash flows, other than the proposed acquisition of Pure Nickel and the Patica Private Placement as described herein.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

8

Nevada Star Resource Corp. (“Nevada Star” or the “Company”)

Form 51-102F1 – Management’s Discussion & Analysis

Year ended November 30, 2006

Unaudited – Prepared by Management

Critical Accounting Estimates (continued)

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Financial Instruments and Other Instruments

The carrying value of cash, other receivables and accounts payable approximate their fair value because of the short maturity of these financial instruments. The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities. The Company incurs a small portion of expenses in Canadian dollars and translates all Canadian dollar transactions into U.S. currency using rates prevailing at the time of the exchange which may vary from time to time. The foreign currency risk is minimal as Canadian dollar transactions are not a significant portion of the Company’s transactions.

Changes in Accounting Policies

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments – Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments – Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with US GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006.

At present, the Company’s most significant financial instruments are cash, other receivables and accounts payable. The adoption of this section is not expected to have a material effect on the Company’s future reported financial position or results of operations.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The adoption of this section is not expected to have a material effect on the Company’s future reported financial position or results of operations.

9

Nevada Star Resource Corp. (“Nevada Star” or the “Company”)

Form 51-102F1 – Management’s Discussion & Analysis

Year ended November 30, 2006

Unaudited – Prepared by Management

Disclosure Controls and Procedures

Disclosure controls and procedures include the Company’s controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities laws and regulations and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer, to allow timely decisions regarding required disclosure.

As at November 30, 2006, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, our President and Chief Executive Officer has concluded that as of the end of that fiscal year our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

The Canadian Securities Administrators’ (CSA) Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, requires management to include for the first time in their 2006 certificates statements about the design of internal control over financial reporting and related MD&A disclosures. In September 2006, the Risk Management and Governance Board of the Canadian Institute of Chartered Accountants (CICA) published two documents, Internal Control 2006: The Next Wave of Certification, Guidance for Management and Internal Control 2006: The Next Wave of Certification, Guidance for Directors. Although guidance in both publications has been developed for TSX and TSX Venture issuers, the CICA recognizes that small capitalization and venture issuers face special circumstances and control challenges. The CICA has indicated they will publish further additional guidance for small capitalization entities in late December 2006.

The Company has a November 30 fiscal year end and is required to make its annual certification disclosures in 2006.

The internal control over financial reporting certification disclosures did not indicate any deficiencies. Internal control over financial reporting does not include the external audit function.

Disclosure of Outstanding Share Data as of the Report Date

Issued common shares	84,319,287
Stock options	3,750,000

Special Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include: the potential for the Company’s projects; the expectations related to increasing the size of the reported Indicated Resource on the Milford Copper Property and WUCC’s plans to be in production in 2007; and the timing for completion of the RTO and the Patica private placement. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Additional Information

Additional information relating to the Company is available on the Company’s website at www.nevadastar.com or on SEDAR at www.sedar.com.

10

Exhibit 99.5

Form 52-109F1 Certification of Annual Filings

I, Robert Angrisano, President and CEO of Nevada Star Resource Corp., certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Star Resource Corp. (the “Issuer”) for the period ending November 30, 2006;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4.	The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

(c)	evaluated the effectiveness of the Issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.	I have caused the Issuer to disclose in the annual MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: March 26, 2007

/s/ Robert Angrisano
Robert Angrisano, President & CEO
(Principal Executive Officer)

Exhibit 99.6

Form 52-109F1 Certification of Annual Filings

I, Robert Angrisano, President and CEO of Nevada Star Resource Corp., certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Nevada Star Resource Corp. (the “Issuer”) for the period ending November 30, 2006;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4.	The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

(c)	evaluated the effectiveness of the Issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.	I have caused the Issuer to disclose in the annual MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: March 26, 2007

/s/ Robert Angrisano
Robert Angrisano, President & CEO
(Principal Financial Officer)

Exhibit 99.7

CONSOLIDATED FINANCIAL STATEMENTS

NEVADA STAR RESOURCE CORP.

(An Exploration Stage Company)

SEATTLE, WASHINGTON, U.S.A.

NOVEMBER 30, 2006 AND 2005

(U.S. DOLLARS)

Smythe Ratcliffe LLP

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

fax: 604.688.4675

telephone: 604.687.1231

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS OF NEVADA STAR RESOURCE CORP.

We have audited the consolidated balance sheets of Nevada Star Resource Corp. as at November 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended November 30, 2006 and August 31, 2005 and the three-month period ended November 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended November 30, 2006 and August 31, 2005 and the three-month period ended November 30, 2005 in accordance with Canadian generally accepted accounting principles, which differ in certain aspects from accounting principles generally accepted in the United States as discussed in note 11.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

March 13, 2007

Smythe Ratcliffe LLP, a British Columbia limited liability partnership, is a member of PKF North American Network and PKF International, associations of legally independent firms.

Nevada Star Resource Corp.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

November 30

(U.S. Dollars)

	2006	2005
ASSETS
Current
Cash	$26,331	$448,872
Other receivables [Note 13]	3,372,498	1,500
Prepaid expenses	7,681	4,843

	3,406,510	455,215
Investment in and expenditures on resource properties [Note 5]	8,778,671	8,677,588
Equipment [Note 6]	17,021	34,686
Deferred costs	19,092	—

	$12,221,294	$9,167,489

LIABILITIES
Current
Accounts payable and accrued expenses	$116,311	$46,616
Income taxes payable	100,000	—

	216,311	46,616
SHAREHOLDERS’ EQUITY
Share capital [Notes 7 (a) (b) (c) (d)]	15,176,262	15,163,762
Contributed surplus [Note 7 (e)]	1,175,501	1,166,177
Cumulative translation adjustment	381,431	381,431
Deficit	(4,728,211)	(7,590,497)

	12,004,983	9,120,873

	$12,221,294	$9,167,489

Commitment [Note 12]

APPROVED ON BEHALF OF THE BOARD:

“Robert Angrisano”	“Monty Moore”
Director	Director

See notes to consolidated financial statements

Nevada Star Resource Corp.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Periods ended November 30, 2006 and 2005 and August 31, 2005 [Note 2]

(U.S. Dollars)

	2006 (12 months)	2005 (3 months)	2005 (12 months)
GENERAL AND ADMINISTRATIVE EXPENSES
Wages and benefits	$101,731	$25,006	$118,824
Professional fees	103,804	29,229	68,306
Office and miscellaneous	46,765	10,216	35,465
Promotion, advertising and investor relations	33,165	8,594	39,432
Transfer agent and filing fees	14,149	1,018	7,212
Amortization	10,116	2,913	15,042
Stock-based compensation [Notes 7 (c) (e)]	9,324	52,486	643,884
Consulting	8,986	2,548	12,814
Travel	8,547	4,104	7,385
Interest and bank charges	1,121	147	24,415

Loss before other items	(337,708)	(136,261)	(975,115)
OTHER ITEMS
Gain on sale of resource property [Note 13]	3,274,828	—	—
Interest income	16,295	210	5,949
Gain on sale of equipment	7,260	—	—
Gain (loss) on translation of foreign currency	1,611	(944)	(256)

	3,299,994	(734)	5,693

Earnings (loss) before income taxes	2,962,286	(136,995)	(969,422)
Income taxes	(100,000)	—	—

NET EARNINGS (LOSS)	2,862,286	(136,995)	(969,422)
Deficit, beginning of period	(7,590,497)	(7,453,502)	(6,484,080)

DEFICIT, end of period	$(4,728,211)	$(7,590,497)	$(7,453,502)

NET EARNINGS (LOSS) PER SHARE - BASIC AND DILUTED	$0.04	$(0.00)	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	84,286,684	84,254,452	75,981,115

See notes to consolidated financial statements

Nevada Star Resource Corp.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended November 30, 2006 and 2005 and August 31, 2005 [Note 2]

(U.S. Dollars)

	2006 (12 months)	2005 (3 months)	2005 (12 months)
OPERATIONS
Net earnings (loss)	$2,862,286	$(136,995)	$(969,422)
Items not involving cash:
Amortization	10,116	2,913	15,042
Stock-based compensation	9,324	52,486	643,884
Gain on sale of equipment	(7,260)	—	—
Gain on sale of resource property	(3,274,828)	—	—

	(400,362)	(81,596)	(310,496)
Increase (decrease) in non-cash working capital related to operations:
Increase (decrease) in accounts payable and accrued expenses	69,695	(686)	(93,993)
Decrease (increase) in prepaid expenses	(2,838)	733	(1,351)
Decrease (increase) in other receivables	(64,596)	15,277	(15,993)
Increase in income taxes payable	100,000	—	—

Total Cash Flows Used in Operating Activities	(298,101)	(66,272)	(421,833)

INVESTING
Proceeds on sale of equipment	22,475	—	—
Option payments and cost recoveries	—	26,309	268,116
Acquisition of equipment	(7,666)	(764)	(5,705)
Deferred costs	(19,092)	—	—
Deferred exploration and development costs, net	(120,157)	(175,045)	(501,478)

Total Cash Flows used in investing Activities	(124,440)	(149,500)	(239,067)

FINANCING
Shares issued for cash	—	10,610	58,585
Convertible debenture	—	—	30,901

Total Cash Flows Provided by Financing Activities	—	10,610	89,486

Cash flows used	(422,541)	(205,162)	(571,414)
Cash, beginning of period	448,872	654,034	1,225,448

CASH, end of period	$26,331	$448,872	$654,034

SUPPLEMENTAL CASH FLOW INFORMATION
Shares issued under convertible debenture	$—	$—	$672,882
Shares issued for mineral properties	$12,500	$—	$15,000

See notes to consolidated financial statements

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

1.	NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and was continued into the Yukon Territory of Canada in 1998. The principal business activity is the exploration and development of natural resource properties.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.) (“MAN”), a Washington corporation. All significant inter-company balances and transactions have been eliminated.

The Company applies accounting principles generally accepted in Canada and reports in U.S. $.

2.	COMPARATIVE FIGURES

The Company changed its fiscal year end from August 31 to November 30 effective November, 2005. The comparative figures for the consilodiated statements of operations and deficit and cash flows are for the three months ended November 30, 2005 and the twelve months ended August 31, 2005.

Certain comparative figures are reclassified to conform to the current period’s presentation.

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Exploration and development

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC 126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Resource property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long term expectation is that the net carrying amount will not be recovered. EIC 126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.

However, EIC 126 references certain conditions that should be considered in determining subsequent write downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

(b)	Environmental costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Amortization

Amortization of equipment is calculated on a declining balance basis at the following annual rates:

Vehicles	30%
Mining equipment	30%
Office equipment	20%
Computer hardware	30%
Computer software	100%

(d)	Foreign currency translation

Amounts recorded in foreign currency are translated into United States dollars as follows:

(i)	Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization which is translated at the same rate as the related asset), at the average rate of exchange for the period.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss.

(e)	Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to accounting for stock-based compensation and other stock-based payments. These standards require that all stock-based awards to employees and non-employees be accounted for in the Company’s financial statements using the fair value method. Under this method, compensation costs are measured at the grant date based on the fair value of the award and are to be recognized over their vesting period, with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase in capital stock.

(f)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows. The more significant areas requiring the use of estimates include impairment testing on resource properties, stock-based compensation and determination of the valuation allowance for future income tax assets. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Net earnings (loss) per share

The Company uses the “treasury stock method” in computing earnings (loss) per share. Under this method, basic earnings (loss) per share is computed by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued.

(h)	Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

(i)	Asset Retirement Obligations

The Company follows the Canadian Institute of Chartered Accountants’ Handbook Section 3110 “Asset Retirement Obligations.” This standard requires liability recognition for retirement obligations associated with the Company’s resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of loss. The increase in the carrying value of the asset is amortized on the same basis as reserve properties and deferred exploration costs. The Company had no asset retirement obligation as of November 30, 2006 and 2005.

4.	FINANCIAL INSTRUMENTS

(a)	Fair value

The carrying values of cash, other receivables, and accounts payable and accrued expenses, approximate their fair value because of the short-term maturity of these financial instruments.

(b)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)	Foreign exchange risk

The Company incurs a small portion of expenses in Canadian dollars and translates all Canadian dollar transactions into U.S. currency using rates prevailing at the time of the exchange which may vary from time to time. The foreign currency risk is minimal as Canadian dollar transactions are not a significant portion of the Company’s transactions.

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

5.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Gold Hill Property, Nevada	Beaver Lake and O.K. Copper Mines Properties, Utah	MAN Project, Alaska	Salt Chuck, Alaska	Total
Balance, August 31, 2005	$125,905	$3,710,908	$4,680,533	$11,506	$8,528,852
Expenditures for period
Property acquisition	—	—	76,807	—	76,807
Holding costs	4,607	—	34,572	—	39,179
Drilling and exploration	—	—	15,606	—	15,606
Assays	—	—	10,316	—	10,316
Costs recovered	—	—	(8,844)	—	(8,844)
Travel	—	—	8,823	—	8,823
Geological consulting	—	—	5,605	—	5,605
Recording fee	648	506	90	—	1,244

	5,255	506	142,975	—	148,736

Balance, November 30, 2005	$131,160	$3,711,414	$4,823,508	$11,506	$8,677,588

Balance, November 30, 2005	$131,160	$3,711,414	$4,823,508	$11,506	$8,677,588
Expenditures for the period
Property acquisition	42	—	137,712	3,875	141,629
Holding costs	—	—	73,628	—	73,628
Drilling and exploration	—	—	17,289	—	17,289
Legal	—	15,819	—	—	15,819
Geological consulting	—	—	13,599	—	13,599
Travel	—	428	11,583	—	12,011
Recording fee	372	290	344	—	1,006
Recovery of costs	(100,000)	(35,000)	(7,324)	—	(142,324)
Sale of property	(31,574)	—	—	—	(31,574)

	(131,160)	(18,463)	246,831	3,875	101,083

Balance, November 30, 2006	$—	$3,692,951	$5,070,339	$15,381	$8,778,671

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

5.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued)

(a)	Gold Hill Property, Nevada

By an agreement dated May 2, 2000 between the Company and Round Mountain Gold Corporation (RMGC), the Company has leased RMGC a certain interest in the property. RMGC was required to and made payments totaling $275,000 to May 2, 2005 and $100,000 annually thereafter while the agreement is in effect.

The minimum royalty payments will apply toward net production royalties of 2% when gold prices exceed $350 per ounce (1% when gold prices are below $350 per ounce). Royalty payments are capped at $10 million. The agreement will be in effect for 10 years and can be extended for further 10 year terms.

On October 26, 2006, the Company has entered into an agreement to sell its Gold Hill sliding-scale net smelter return (“NSR”) royalty to Royal Gold, Inc. for US $3.7 million, less previously paid royalties (Note 13).

(b)	OK Copper Mine and Beaver Lake, Utah

The OK Copper Mine and Beaver Lake properties in Utah are owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director and officer of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million in the aggregate.

On November 26, 2003, Western Utah Copper Company (“WUCC”) exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC has three years to put the property into production or WUCC can receive a one-year extension by notifying the Company before the date that the property is being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within 12 months. WUCC must also honor the Company’s obligations to leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

WUCC has provided notice to the Company that the property is being readied for production and has undertaken the construction of a concentrator, a working on-site analytical laboratory and office building and ongoing ore reserve drilling. In addition, WUCC has provided the Company with a construction schedule that will lead to production within the one year extension.

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

5.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued)

(c)	MAN Project, Alaska

The 280 square mile MAN Alaska Project is comprised of the Ni Cu PGE Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company. The Ni Cu PGE Eureka Creek and Tangle Lakes Project was acquired pursuant to the acquisition of M.A.N. Resources Inc. (“MAN”).

During the year ended August 31, 2004, the Company formalized an Exploration, Development, and Mine Operating Agreement with Anglo American Exploration (USA), Inc. (Anglo USA) on a portion of the MAN property in Alaska. The MAN property is divided into three separate areas. Under the terms of the agreement, Anglo USA can earn a 51 percent interest in area 1, the Dunite Hill/Lake Fish area, by spending a total of $12 million by December 31, 2008. Anglo USA has the right to increase their interest by an additional 9 percent by completing a pre feasibility study, an additional 10 percent by completing a feasibility study, and an additional 5 percent by arranging construction financing for both Anglo USA and the Company. Expenditures incurred by Anglo USA during the calendar year ended December 31, 2006 amounted to $683,319. Anglo USA spent a total of $2,812,986 on the project. During the year ended November 30, 2006, Anglo USA terminated this agreement.

Canwell Glacier Property

During the year ended August 31, 2003, the Company entered into an agreement to acquire a 100% interest in the property by issuing 150,000 common shares (issued) to FNX Mining Company Limited (formerly Fort Knox Gold Resources Inc.) upon regulatory approval plus an additional 150,000 common shares in equal annual installments over three years (100,000 common shares issued). The Company also issued FNX 300,000 warrants with a three year term, exercisable at Cdn $0.32 in year one, Cdn $0.37 in year two and Cdn $0.42 in year three, valued at Cdn $53,430 and included in the property cost. During the year ended November 30, 2006, these warrants expired unexercised.

(d)	Salt Chuck Property

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The Salt Chuck property was acquired as part of the acquisition of MAN.

Nevada Star Resource Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(An Exploration Stage Company)

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

6.	EQUIPMENT

	2006			2005
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Mining equipment	$24,356	$17,609	$6,747	$24,356	$14,717	$9,639
Office equipment	17,744	11,016	6,728	10,840	6,310	4,530
Computer hardware and software	11,785	8,239	3,546	11,079	10,195	884
Vehicles	—	—	—	51,018	31,385	19,633

	$53,885	$36,864	$17,021	$97,293	$62,607	$34,686

7.	SHAREHOLDERS’ EQUITY

(a)	Authorized:

Unlimited number of common shares without nominal or par value.

(b)	Issued:

	2006		2005
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	84,269,287	$15,163,762	84,219,287	$15,149,354
Shares issued for mineral properties	50,000	12,500	—	—
Options exercised	—	—	50,000	14,408

Balance, end of period	84,319,287	$15,176,262	84,269,287	$15,163,762

The Company had no shares held in escrow.

Nevada Star Resource Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(An Exploration Stage Company)

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

7.	SHARE HOLDERS’ EQUITY (continued)

(c)	Stock options

The changes in stock options for the period ended November 30, 2006 and 2005 were as follows:

	2006		2005
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,620,000	$0.30	5,670,000	$0.30
Exercised	—	—	(50,000)	(0.21)
Cancelled or expired	(1,870,000)	(0.22)	—	—

Outstanding, end of year	3,750,000	$0.34	5,620,000	$0.30

On January 29, 2004 the Company’s shareholders approved a Stock Option Plan. The plan allows for the grant of stock options to purchase a maximum of 7,000,000 common shares by directors, officers, employees and consultants of the Company. The maximum number of common shares of the plan was reduced by 1,050,000, which represents the options outstanding at the inception of the plan. The exercise price for each option is determined by the Board of Directors and cannot be less than the discounted market price, as prescribed by the TSX Venture Exchange policy. The term of an option may not exceed ten years from the date of the grant of the option. Vesting period of options is set by the Board of Directors.

No stock options were granted during the years ending November 30, 2006 and 2005.

The following table summarizes the information about stock options outstanding and exercisable at November 30, 2006:

Exercise Price Per Share	Number Outstanding At November 30, 2006	Weighted Average Remaining Contractual life	Weighted Average Exercise Price
$0.32-0.35	3,750,000	0.41 years	$0.34

The Company uses the Black-Scholes option valuation model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted average assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate	3.04%
Expected dividend yield	0%
Expected stock price volatility	119%
Expected life of options	3 years

The above noted assumptions were used to calculate the stock based compensation for options issued during the 2004 fiscal period which vested over three years.

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

7.	SHARE HOLDERS’ EQUITY (continued)

(d)	Warrants

The Company has stock warrants expired at November 30, 2006 as follows:

Exercise Price	Outstanding November 30, 2005	Issued (Expired)	Exercised	Outstanding November 30, 2006	Expiry date
$ 0.75	3,127,900	(3,127,900)	—	—	April 28, 2006
$0.42 Cdn	300,000	(300,000)	—	—	July 29, 2006

	3,427,900	(3,427,900)	—	—

(e)	Contributed Surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	2006	2005
Contributed surplus at beginning of period	$1,166,177	$1,117,489
Add: Stock based compensation for the period	9,324	52,486
Less: Stock options exercised	—	(3,798)

Contributed surplus at end of period	$1,175,501	$1,166,177

8.	RELATED PARTY TRANSACTIONS

During the year ended November 30, 2006, the Company sold a vehicle for $18,145 to a company controlled by a director.

During the year ended November 30, 2006, the Company paid salaries of $80,000 (November 30, 2005:$20,000, August 31, 2005: $155,802) to a director and officer employed as President.

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

9.	SEGMENT INFORMATION

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. All of the Company’s mineral interests are located in the United States of America.

10.	INCOME TAX LOSSES

The Company has operating losses which may be carried forward to apply against future years’ income for Canadian income tax purposes. The tax effect has not been recorded in the financial statements. These losses expire as follows:

Available to	Amount
2007	$71,000
2008	215,000
2009	446,000
2010	159,000
2015	115,000
2026	133,000

$1,139,000

The components of the future income tax assets are as follows:

	2006	2005
Future income tax assets
Non-capital loss carry-forwards	$1,139,000	$1,062,000
Unused cumulative foreign exploration and development expense	9,700,115	9,592,458
Unused cumulative Canadian exploration and development expenses	26,582	26,582

	10,865,697	10,681,040
Appropriate tax rate	34.12%	34.12%

	3,707,376	3,644,371
Less: Valuation allowance	(3,707,376)	(3,644,371)

	$—	$—

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

10.	INCOME TAX LOSSES (continued)

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing in 2007 through 2026. The exploration and development expenses can be carried forward indefinitely.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2006 (12 months)	2005 (3months)	2005 (12months)
	34.12%	34.12%	35.62%
Income tax liability (benefit) computed at statutory rates	$1,010,732	(48,798)	368,380
Non-deductible stock-based compensation expense	3,181	(19,168)	(244,676)
Unrecognized tax losses	(913,913)	67,966	(123,704)

Income tax provision	$100,000	—	—

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(a)	Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post retirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity’s first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(b)	Exploration expenditures

Under Canadian GAAP acquisition costs and exploration expenditures are capitalized (note 3(a)). Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining object or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

(c)	Reconciliation of total assets, liabilities and shareholders’ equity:

	2006	2005
Total assets for Canadian GAAP	$12,221,294	$9,167,489
Adjustments to US GAAP - Deferred Expenditures	(8,778,671)	(8,677,588)

Total assets for US GAAP	$3,442,623	$489,901

Total liabilities per Canadian and US GAAP	$216,311	$46,616

Total equity for Canadian GAAP	12,004,983	9,120,873
Adjustments to US GAAP	(8,778,671)	(8,677,588)

Total equity for US GAAP	3,226,312	443,285

Total equity and liabilities for US GAAP	$3,442,623	$489,901

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(d)	Reconciliation of loss reported in Canadian GAAP and US GAAP:

	2006 (12 months)	2005 (3 months)	2005 (12 months)
Statement of operations
Reconciliation of net earnings (loss) from Canadian GAAP to US GAAP
Net earnings (loss) per Canadian GAAP	$2,862,286	$(136,995)	$(969,422)
Exploration and development costs net	(101,083)	(148,736)	(248,362)

Net earnings (loss) per US GAAP	$2,761,203	$(285,731)	$(1,217,784)

Net earnings (loss) per share in accordance with:
Canadian GAAP	$0.04	$—	$(0.01)
Total differences	(0.01)	$—	(0.01)

Net earnings (loss) per share in accordance with US GAAP	$0.03	—	$(0.02)

Weighted average number of shares outstanding	84,286,684	84,254,452	75,981,115

(e) Comprehensive loss
	2006 (12 months)	2005 (3 months)	2005 (12 months)
Net loss per US GAAP	$2,761,203	$(285,731)	$(1,217,784)
Other comprehensive income (loss)	—	—	—

Comprehensive loss per US GAAP	$2,761,203	$(285,731)	$(1,217,784)

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(f)	Capital stock

	2006 (12 months)	2005 (3 months)	2005 (12 months)
Capital stock per Canadian GAAP	$15,176,262	$15,163,762	$15,149,354
Stock-based compensation adjustment	1,175,501	1,166,177	1,117,489

Capital stock per US GAAP	$16,351,763	$16,329,939	$16,266,843

Under Canadian GAAP stock-based compensation is accounted for through contributed surplus while the options are unexercised. When exercised the amounts are transferred to share capital. Under US GAAP stock based compensation is always accounted for through additional paid-in capital.

(g)	Reconciliation of cash flows reported in Canadian GAAP and US GAAP

	2006 (12 months)	2005 (3 months)	2005 (12 months)
Cash used in operating activities under Canadian GAAP	$(298,101)	$(66,272)	$(421,833)
Adjustments to US GAAP	—	—	—
Deferred exploration costs prior to the establishment of proven and probable reserves	(101,083)	(148,736)	(248,362)

Cash used in operating activities under US GAAP	$(399,184)	$(215,008)	$(670,195)

Cash used in investing activities under Canadian GAAP	$(124,440)	$(149,500)	$(239,067)
Deferred exploration costs prior to the establishment of proven and probable reserves	101,083	148,736	248,362

Cash provided (used) in investing activities under US GAAP	$(23,357)	$(764)	$9,295

Cash provided by financing activities under US and Canadian GAAP	$—	$10,610	$89,486

Nevada Star Resource Corp.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Periods ended November 30, 2006 and 2005 and August 31, 2005

(U.S. Dollars)

12.	COMMITMENT

The Company entered into a rental agreement for executive office space in Vancouver, British Columbia, on February 1, 2005. Monthly rental amounts of $950 are due for a period of one year.

13.	SUBSEQUENT EVENTS

(a)	On October 13, 2006, the Company entered into an agreement to acquire 100% of the shares of Pure Nickel Inc. (“Pure Nickel”). Pure Nickel is a private Canadian exploration company engaged in the business of mineral exploration in the provinces of Saskatchewan and Manitoba, Canada. This transaction, which has been negotiated at arm’s length, will constitute a reverse takeover of the Company by Pure Nickel pursuant to TSX Venture Exchange policies. The Company will issue approximately 88 million shares of its capital stock to the shareholders of Pure Nickel to acquire 100% of Pure Nickel. Upon completion of the transaction, the combined company will have approximately 176 million shares outstanding and the basic ownership split will be approximately 50% the Company and 50% Pure Nickel. The transaction is to be approved at a special meeting of the shareholders of the Company. The transaction is subject to completion of due diligence, approval from a minimum of 66 2/3% of the Company’s disinterested shareholders’ votes cast at the Company’s special meeting, and receipt of all regulatory and court approvals.

(b)	On October 20, 2006, the Company entered into an agreement to sell its sliding scale net smelter return royalty on the Gold Hill Property to Royal Gold, Inc. for $3.7 million, less previously paid royalties of $375,000. On December 13, 2006, the Company received net proceeds of $3.3 million.

(c)	On December 29, 2006 and further updated on March 8, 2007, the Company announced a brokered private placement. A total of up to 10,000,000 units (the “Units”) at a price of Cdn $0.90 per Unit for gross proceeds of up to approximately Cdn $9 million. Each Unit consists of one common share and one half of one common share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of the Company at an exercise price of Cdn $1.20 for a period of eighteen months from closing. The agent will be paid a cash commission equal to 7% of the gross proceeds and granted compensation warrants equal to 5% of the aggregate units sold under the Offering, exercisable for a period of eighteen months from closing.

Exhibit 99.8

For release: March 27, 2007

Nevada Star Resource Corp. Shareholders Approve Amalgamation and Reverse Take

Over Transaction with Pure Nickel Inc.

SEATTLE, WA, Nevada Star Resource Corp. (OTC-BB: NVSRF and TSX-V: NEV) - Robert Angrisano, President and CEO of Nevada Star Resource Corp. (“Nevada Star”) announced today the results of the Special Meeting of Shareholders of Nevada Star Resource Corp. as well as other corporate business including the proposed appointment of company directors and officers.

Results of Nevada Star Resource Corp. Special Meeting of Shareholders

At the Special Meeting of shareholders held today in Bellevue, Washington, the following three resolutions tabled at the meeting were approved by a simple majority on the ordinary resolution and at least two-thirds of the votes on the special resolutions: i) An ordinary resolution approving the issuance of common shares of Nevada Star to the shareholders of Pure Nickel Inc. (“Pure Nickel”) pursuant to the amalgamation of Nevada Star and Pure Nickel; ii) A special resolution approving a name change from “Nevada Star Resource Corp.” to “Pure Nickel Inc.” iii) A special resolution approving the post-Amalgamation consolidation of Nevada Star common shares on the basis of one (1) new common share for every five (5) existing common shares. Jay Jaski, Chairman and CEO of Pure Nickel stated, “We are very pleased to have the Nevada Star shareholders backing the amalgamation and reverse take over transaction and we are confident that the new company, Pure Nickel, will be strategically positioned to become a premier nickel company with our portfolio of advanced stage exploration projects.”

Appointment of Directors and Company Officers

In conjunction with the closing, the Board will appoint four new Directors to the company replacing six resigning Board members. The resigning Board members are: Donald Bosnick, John Mears, Rodney Blakestad, Michael Sharon, Richard Graeme and Edward Waale. The newly appointed Board members will be J. Jay Jaski, Steve Vaughan, Harry Blum, and David McPherson. Furthermore, Monty Moore and Robert Angrisano will resign as Chairman and President and CEO, respectively, and the Board will appoint Dale Hull as Chief Operating Officer, Jay Richardson as Chief Financial Officer, and J. Jay Jaski as President and CEO. J. Jay Jaski will also be elected Chairman of the Board.

Stock Option Grants

During the Board Meeting, directors of Pure Nickel approved the granting of 2,225,000 stock options to directors, officers and service providers at an exercise price to be approved by the TSX Venture Exchange for a term of three years.

The TSX Venture Exchange has approved the use by Pure Nickel of the new symbol “NIC” and Pure Nickel will also trade on the OTC under the symbol NVSRF on a consolidated basis.

Pure Nickel’s 2007 exploration program will be fully funded with the proceeds from Nevada Star’s CDN $9 million private placement being released from escrow and deposited into the new company. With the closing of the amalgamation and the financing, Pure Nickel will have 43.65 million shares outstanding and CDN $11.0 million in cash on hand.

Pure Nickel is a mineral exploration company with three advanced nickel sulphide projects located in Canada and Alaska. The Company’s $8.0 million 2007 exploration program is well funded and drill ready.

Nevada Star Resource Corp. is a mineral exploration company that uses advanced technology to search for metals that are in high demand world-wide. For more information, including maps, photos and project descriptions, visit www.nevadastar.com .

Contact Information:	Contact Information:
Pure Nickel Inc.	Nevada Star Resource Corp.
Jay Jaski	Robert Angrisano
Chairman and CEO	President and CEO
Phone: (416) 644-0066	Phone: 425-467-1836
Fax: (416) 644-0069	Fax: 425-222-0894
Email: info@purenickel.com	Email: info@nevadastar.com
Website: www.purenickel.com	Website: www.nevadastar.com

Completion of the transaction is subject to a number of conditions, including Exchange acceptance. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the security of Nevada Star should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

This release was prepared by management of Nevada Star Resource Corp. who take full responsibility for its contents. Neither the TSX Venture Exchange nor the NASD OTC Bulletin Board have reviewed or accept responsibility for the adequacy of this news release.

Exhibit 99.9

For release: March 30, 2007

Nevada Star Resource Corp. Completes Name Change, Amalgamation, Stock Consolidation and Reverse Take Over Transaction with Pure Nickel Inc.

SEATTLE, WA, Nevada Star Resource Corp. (TSX-V: NIC and OTC-BB: NVSRF) - Robert Angrisano, former President and CEO of Nevada Star Resource Corp. (“Nevada Star”) and continuing member of the Board of Directors and Jay Jaski, Chairman and CEO of Pure Nickel Inc. (Pure Nickel”) are pleased to announce the successful completion of the Amalgamation, reverse take over, stock consolidation, and name change to Pure Nickel Inc. At a Special Meeting of shareholders held in Bellevue, Washington on March 27, 2007, the following three resolutions were approved by a simple majority on the ordinary resolution and at least two-thirds of the votes on the special resolutions:

I. An ordinary resolution approving the issuance of common shares of Nevada Star to the shareholders of Pure Nickel Inc.

(“Pure Nickel”) pursuant to the amalgamation of Nevada Star and Pure Nickel;

II. A special resolution approving the name change from “Nevada Star Resource Corp.” to “Pure Nickel Inc.”

III. A special resolution approving the post-Amalgamation consolidation of Nevada Star common shares on the basis of one (1) new common share for every five (5) existing common shares.

In addition Nevada Star requested a new stock symbol for trading under its new name, Pure Nickel, which was approved by the TSX Venture Exchange. The new symbol for TSX Venture trading will be “NIC” effective immediately. The new company name, Pure Nickel will continue to trade on the OTC under the symbol NVSRF. Shareholders will be contacted and instructed how to exchange their existing share certificates for share certificates of the new company.

On March 15, 2007, Nevada Star closed a private placement (the “Placement”) of subscription receipts (the “Subscription Receipts”). Effective March 30, 2007, the Subscription Receipts have been automatically converted into 10,000,000 units (the “Units”) of Pure Nickel Inc. without any further action on the part of the subscribers, the Subscription Receipts have been automatically cancelled, and the subscription proceeds held by the escrow agent have been released to Pure Nickel Inc. Each Unit is comprised of a common share and one-half of one share purchase warrant, and each whole share purchase warrant will be exercisable into an additional common share of Pure Nickel Inc. for a period of 18 months thereafter at a price of $1.20 each. The Units are subject to a hold period that expires July 16, 2007. The gross proceeds received by Pure Nickel Inc. from the Placement are $9,000,000.

The Companies headquarters will change from Seattle Washington to Toronto Ontario.

Pure Nickel’s 2007 exploration program is fully funded with the proceeds from the Placement. With the closing of the amalgamation and the Placement, Pure Nickel now has 44.76 million shares outstanding and CDN $11.0 million in cash on hand.

Pure Nickel is a mineral exploration company with three advanced nickel sulphide projects located in Canada and Alaska. The Company’s $8.0 million 2007 exploration program is fully funded and drill ready.

Contact Information:	Contact Information:
Pure Nickel Inc.	Nevada Star Resource Corp.
Jay Jaski	Robert Angrisano
Chairman and CEO	Director
Phone: (416) 644-0066	Phone: 425-467-1836
Fax: (416) 644-0069	Fax: 425-222-0894
Email: info@purenickel.com	Email: info@nevadastar.com
Website: www.purenickel.com	Website: www.nevadastar.com

This release was prepared by management of Pure Nickel Inc. who take full responsibility for its contents. Neither the TSX Venture Exchange nor the NASD OTC Bulletin Board have reviewed or accept responsibility for the adequacy of this news release.

Exhibit 99.10

April 3, 2007

British Columbia Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street 9th Floor

Vancouver, BC

V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: PURE NICKEL INC.

Meeting Type:	Annual General Meeting

ISIN:	CA74623Q1046

Meeting Date:	May 30, 2007

Record Date for Notice:	April 25, 2007

Record Date for Voting:	April 25, 2007

Beneficial Ownership Determination Date:	April 25, 2007

Class of Securities Entitled to Receive Notice:	COMMON SHARES

Class of Securities Entitled to Vote:	COMMON SHARES

OBO Distribution Payment:	Issuer will not pay for OBOs

Material Distributed to:	Non Declining Holders

If you require further information, please contact:

“Heather Plume”

Heather Plume

PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission	cc: P.E.I. Securities Commission

cc: Manitoba Securities Commission	cc: Quebec Securities Commission

cc: New Brunswick Securities Commission	cc: Saskatchewan Securities Commission

cc: Newfoundland Securities Commission	cc: Registrar of Securities - NT

cc: Nova Scotia Securities Commission	cc: Registrar of Securities - YT

cc: Ontario Securities Commission	cc: Nunavut

cc: TSX Venture Exchange	cc: CDS Inc.

Exhibit 99.11

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

95 Wellington Street West, Suite 900

Toronto, Ontario, M9J 5N7

Item 2.	Date of Material Change

March 27, 2007

Item 3.	News Release

A news release was disseminated via CCN Matthews on March 27, 2007 and filed on SEDAR on April 2, 2007.

Item 4.	Summary of Material Change

The Company reported the results of the Special Meeting of Shareholders as well as other corporate business including the proposed appointment of directors and officers, the granting of stock options and the approval of the new trading symbol “NIC”.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: J. Jay Jaski, Chairman and CEO, telephone: (416) 644-0066.

Item 9.	Date of Report

April 5, 2007

SCHEDULE “A”

For release: March 27, 2007

Nevada Star Resource Corp. Shareholders Approve Amalgamation and Reverse Take

Over Transaction with Pure Nickel Inc.

SEATTLE, WA, Nevada Star Resource Corp. (OTC-BB: NVSRF and TSX-V: NEV) - Robert Angrisano, President and CEO of Nevada Star Resource Corp. (“Nevada Star”) announced today the results of the Special Meeting of Shareholders of Nevada Star Resource Corp. as well as other corporate business including the proposed appointment of company directors and officers.

Results of Nevada Star Resource Corp. Special Meeting of Shareholders

At the Special Meeting of shareholders held today in Bellevue, Washington, the following three resolutions tabled at the meeting were approved by a simple majority on the ordinary resolution and at least two-thirds of the votes on the special resolutions: i) An ordinary resolution approving the issuance of common shares of Nevada Star to the shareholders of Pure Nickel Inc. (“Pure Nickel”) pursuant to the amalgamation of Nevada Star and Pure Nickel; ii) A special resolution approving a name change from “Nevada Star Resource Corp.” to “Pure Nickel Inc.” iii) A special resolution approving the post-Amalgamation consolidation of Nevada Star common shares on the basis of one (1) new common share for every five (5) existing common shares. Jay Jaski, Chairman and CEO of Pure Nickel stated, “We are very pleased to have the Nevada Star shareholders backing the amalgamation and reverse take over transaction and we are confident that the new company, Pure Nickel, will be strategically positioned to become a premier nickel company with our portfolio of advanced stage exploration projects.”

Appointment of Directors and Company Officers

In conjunction with the closing, the Board will appoint four new Directors to the company replacing six resigning Board members. The resigning Board members are: Donald Bosnick, John Mears, Rodney Blakestad, Michael Sharon, Richard Graeme and Edward Waale. The newly appointed Board members will be J. Jay Jaski, Steve Vaughan, Harry Blum, and David McPherson. Furthermore, Monty Moore and Robert Angrisano will resign as Chairman and President and CEO, respectively, and the Board will appoint Dale Hull as Chief Operating Officer, Jay Richardson as Chief Financial Officer, and J. Jay Jaski as President and CEO. J. Jay Jaski will also be elected Chairman of the Board.

Stock Option Grants

During the Board Meeting, directors of Pure Nickel approved the granting of 2,225,000 stock options to directors, officers and service providers at an exercise price to be approved by the TSX Venture Exchange for a term of three years.

The TSX Venture Exchange has approved the use by Pure Nickel of the new symbol “NIC” and Pure Nickel will also trade on the OTC under the symbol NVSRF on a consolidated basis.

Pure Nickel’s 2007 exploration program will be fully funded with the proceeds from Nevada Star’s CDN $9 millionprivate placement being released from escrow and deposited into the new company. With the closing of the amalgamation and the financing, Pure Nickel will have 43.65 million shares outstanding and CDN $11.0 million in cash on hand.

Pure Nickel is a mineral exploration company with three advanced nickel sulphide projects located in Canada and Alaska. The Company’s $8.0 million 2007 exploration program is well funded and drill ready.

Nevada Star Resource Corp. is a mineral exploration company that uses advanced technology to search for metals that are in high demand world-wide. For more information, including maps, photos and project descriptions, visit www.nevadastar.com.

Contact Information:	Contact Information:
Pure Nickel Inc.	Nevada Star Resource Corp.
Jay Jaski	Robert Angrisano
Chairman and CEO	President and CEO
Phone: (416) 644-0066	Phone: 425-467-1836
Fax: (416) 644-0069	Fax: 425-222-0894
Email: info@purenickel.com	Email: info@nevadastar.com
Website: www.purenickel.com	Website: www.nevadastar.com

Completion of the transaction is subject to a number of conditions, including Exchange acceptance. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the security of Nevada Star should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

This release was prepared by management of Nevada Star Resource Corp. who take full responsibility for its contents. Neither the TSX Venture Exchange nor the NASD OTC Bulletin Board have reviewed or accept responsibility for the adequacy of this news release.

Exhibit 99.12

CONSOLIDATED FINANCIAL STATEMENTS

PURE NICKEL INC.

(FORMERLY NEVADA STAR RESOURCE CORP.)

(AN EXPLORATION STAGE COMPANY)

SEATTLE, WASHINGTON, U.S.A.

FEBRUARY 28, 2007

(U.S. DOLLARS)

1.	NOTICE OF NO AUDITOR REVIEW	1

2.	CONSOLIDATED BALANCE SHEETS	2

3.	CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT	3

4.	CONSOLIDATED STATEMENTS OF CASH FLOWS	4

5.	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	5

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

1

Pure Nickel Inc.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars)

	February 28 2007	November 30 2006
ASSETS
Current
Cash	$3,258,143	$26,331
Other receivables	46,914	3,372,498
Prepaid expenses	1,376	7,681

	3,306,433	3,406,510
Investment in and expenditures on resource properties [Note 2]	8,756,997	8,778,671
Equipment	19,314	17,021
Deferred costs	53,566	19,092

	$12,136,310	$12,221,294

LIABILITIES
Current
Accounts payable and accrued expenses	$75,368	$116,311
Income taxes payable	100,000	100,000

	175,368	216,311
SHAREHOLDERS’ EQUITY
Share capital [Notes 3 (a) (b) (c) (d)]	15,176,262	15,176,262
Contributed surplus [Note 3 (e)]	1,175,501	1,175,501
Cumulative translation adjustment	381,431	381,431
Deficit	(4,772,252)	(4,728,211)

	11,960,942	12,004,983

	$12,136,310	$12,221,294

APPROVED ON BEHALF OF THE BOARD:

“Robert Angrisano”	“Monty Moore”
Director	Director

See notes to consolidated financial statements

2

Pure Nickel Inc.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(U.S. Dollars)

	Three months ended February 28
	2007	2006
GENERAL AND ADMINISTRATIVE EXPENSES
Wages and benefits	$27,111	$26,349
Promotion, advertising and investor relations	16,642	8,761
Office and miscellaneous	8,034	13,487
Transfer agent and filing fees	6,149	3,335
Professional fees	3,447	12,383
Travel	2,211	3,647
Amortization	1,593	2,723
Consulting	1,567	2,665
Interest and bank charges	550	208
Stock-based compensation	—	6,646

Loss before other items	(67,304)	(80,204)
OTHER ITEMS
Interest income	29,495	10,841
Gain (loss) on translation of foreign currency	(6,232)	4,952

	23,263	15,793

NET LOSS	(44,041)	(64,411)
Deficit, beginning of period	(4,728,211)	(7,590,497)

DEFICIT, end of period	$(4,772,252)	$(7,654,908)

NET LOSS PER SHARE - BASIC AND DILUTED	$(0.001)	$(0.001)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	84,319,287	84,269,287

See notes to consolidated financial statements

3

Pure Nickel Inc.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars)

	Three months ended February 28
	2007	2006
OPERATIONS
Net loss	$(44,041)	$(64,411)
Items not involving cash:
Amortization	1,593	2,723
Stock-based compensation	—	6,646

	(42,448)	(55,042)
Increase (decrease) in non-cash working capital related to operations:
Decrease (increase) in other receivables	3,325,584	(3,015)
Decrease in prepaid expenses	6,305	1,494
Increase in accounts payable and accrued expenses	(40,943)	(13,379)

Total Cash Flows provided by Operating Activities	3,248,498	(69,942)

INVESTING
Deferred exploration and development costs, net of recoveries	21,674	(39,015)
Acquisition of equipment	(3,886)	(719)
Deferred costs	(34,474)	—

Total Cash Flows used in investing Activities	(16,686)	(39,734)

Increase (decrease) in cash	3,231,812	(109,676)
Cash, beginning of period	26,331	448,872

CASH, end of period	$3,258,143	$339,196

See notes to consolidated financial statements

4

Pure Nickel Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three months ended February 28, 2007

(U.S. Dollars)

1.	NATURE OF OPERATIONS

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited consolidated financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, except as noted below, and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these consolidated financial statements.

2.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Gold Hill Property, Nevada	Beaver Lake and O.K. Copper Mines Properties, Utah	MAN Project, Alaska	Salt Chuck, Alaska	Total
Balance, November 30, 2006	$—	$3,692,951	$5,070,339	$15,381	$8,778,671
Expenditures for the period
Property acquisition	—	—	—	—	—
Holding costs	—	—	—	—	—
Other	—	191	81	—	272
Drilling and exploration	—	—	—	—	—
Legal	—	(766)	—	—	(766)
Geological consulting	—	—	—	—	—
Travel	—	—	—	—	—
Recording fee	—	—	—	—	—
Recovery of costs	—	—	(21,180)	—	(21,180)

	—	(575)	(21,099)	—	(21,674)

Balance, February 28, 2007	$—	$3,692,376	$5,049,240	$15,381	$8,756,997

5

Pure Nickel Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Three months ended February 28, 2007

(U.S. Dollars)

2.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued)

(a)	Gold Hill Property, Nevada

By an agreement dated May 2, 2000 between the Company and Round Mountain Gold Corporation (RMGC), the Company has leased RMGC a certain interest in the property. RMGC was required to and made payments totaling $275,000 to May 2, 2005 and $100,000 annually thereafter while the agreement is in effect.

The minimum royalty payments will apply toward net production royalties of 2% when gold prices exceed $350 per ounce (1% when gold prices are below $350 per ounce). Royalty payments are capped at $10 million. The agreement will be in effect for 10 years and can be extended for further 10 year terms.

On December 13, 2006, the Company has sold its Gold Hill sliding-scale net smelter return (“NSR”) royalty to Royal Gold, Inc. for net proceeds of $3.3 million.

(b)	OK Copper Mine and Beaver Lake, Utah

The OK Copper Mine and Beaver Lake properties in Utah are owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million in the aggregate.

On November 26, 2003, Western Utah Copper Company (“WUCC”) exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC has three years to put the property into production or WUCC can receive a one-year extension by notifying the Company before the date that the property is being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within 12 months. WUCC must also honor the Company’s obligations to leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

WUCC has provided notice to the Company that the property is being readied for production and has undertaken the construction of a concentrator, a working on-site analytical laboratory and office building and ongoing ore reserve drilling. In addition, WUCC has provided the Company with a construction schedule that will lead to production within the one year extension.

6

Pure Nickel Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Three months ended February 28, 2007

(U.S. Dollars)

2.	INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES (continued)

(c)	MAN Project, Alaska

The 280 square mile MAN Alaska Project is comprised of the Ni Cu PGE Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company. The Ni Cu PGE Eureka Creek and Tangle Lakes Project was acquired pursuant to the acquisition of M.A.N. Resources Inc. (“MAN”).

During the year ended August 31, 2004, the Company formalized an Exploration, Development, and Mine Operating Agreement with Anglo American Exploration (USA), Inc. (Anglo USA) on a portion of the MAN property in Alaska. The MAN property is divided into three separate areas. Under the terms of the agreement, Anglo USA could earn a 51 percent interest in area 1, the Dunite Hill/Lake Fish area, by spending a total of $12 million by December 31, 2008. Anglo USA had the right to increase their interest by an additional 9 percent by completing a pre feasibility study, an additional 10 percent by completing a feasibility study, and an additional 5 percent by arranging construction financing for both Anglo USA and the Company. Anglo USA spent a total of $2,812,986 on the project. During the year ended November 30, 2006, Anglo USA terminated this agreement.

Canwell Glacier Property

During the year ended August 31, 2003, the Company entered into an agreement to acquire a 100% interest in the property by issuing 150,000 common shares (issued) to FNX Mining Company Limited (formerly Fort Knox Gold Resources Inc.) upon regulatory approval plus an additional 150,000 common shares in equal annual installments over three years (150,000 common shares issued). The Company also issued FNX 300,000 warrants with a three year term, exercisable at Cdn $0.32 in year one, Cdn $0.37 in year two and Cdn $0.42 in year three, valued at Cdn $53,430 and included in the property cost. During the year ended November 30, 2006, these warrants expired unexercised.

(d)	Salt Chuck Property

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The Salt Chuck property was acquired as part of the acquisition of MAN.

7

Pure Nickel Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(An Exploration Stage Company)

Three months ended February 28, 2007

(U.S. Dollars)

3.	SHAREHOLDERS’ EQUITY

(a)	Authorized:

Unlimited number of common shares without nominal or par value.

(b)	Issued:

	2007		2006
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	84,319,287	$15,176,262	84,269,287	$15,163,762
Shares issued for mineral properties	—	—	50,000	12,500

Balance, end of period	84,319,287	$15,176,262	84,319,287	$15,176,262

The Company had no shares held in escrow.

(c)	Stock options

The changes in stock options for the period ended February 28, 2007 were as follows:

	2007		2006
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	3,750,000	$0.34	5,620,000	$0.30
Exercised	—	—	(1,870,000)	(0 .22)

Outstanding, end of year	3,750,000	$0.34	3,750,000	$0.34

On January 29, 2004 the Company’s shareholders approved a Stock Option Plan. The plan allows for the grant of stock options to purchase a maximum of 7,000,000 common shares by directors, officers, employees and consultants of the Company. The maximum number of common shares of the plan was reduced by 1,050,000, which represents the options outstanding at the inception of the plan. The exercise price for each option is determined by the Board of Directors and cannot be less than the discounted market price, as prescribed by the TSX Venture Exchange policy. The term of an option may not exceed ten years from the date of the grant of the option. Vesting period of options is set by the Board of Directors.

No stock options were granted during the period ending February 28, 2007.

8

Pure Nickel Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

(An Exploration Stage Company)

Three months ended February 28, 2007

(U.S. Dollars)

3.	SHARE HOLDERS’ EQUITY (continued)

The following table summarizes the information about stock options outstanding and exercisable at February 28, 2007:

Exercise Price Per Share	Number Outstanding At February 28, 2007	Weighted Average Remaining Contractual life	Weighted Average Exercise Price
$0.32-0.35	3,750,000	0.41 years	$0.34

The Company uses the Black-Scholes option valuation model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted average assumptions were used under the Black-Scholes option pricing model:

Risk free interest rate	3.04%
Expected dividend yield	0%
Expected stock price volatility	119%
Expected life of options	3 years

The above noted assumptions were used to calculate the stock based compensation for options issued during the 2004 fiscal period which vested over three years.

(d)	Warrants

The Company has no stock warrants outstanding at February 28, 2007.

(e)	Contributed Surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	2007	2006
Contributed surplus at beginning of period	$1,175,501	$1,166,177
Add: Stock based compensation for the period	—	9,324

Contributed surplus at end of period	$1,175,501	$1,175,501

9

Pure Nickel Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, continued

Three months ended February 28, 2007

(U.S. Dollars)

4.	RELATED PARTY TRANSACTIONS

During the year ended February 28, 2007, the Company paid salaries of $20,000 (February 28, 2006:$20,000) to a director and officer employed as President.

5.	SEGMENT INFORMATION

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. All of the Company’s mineral interests are located in the United States of America.

6.	SUBSEQUENT EVENTS

(a)	On March 15, 2007, the Company completed a brokered private placement of 10,000,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of CDN $9,000,000. Upon completion of the Amalgamation with Pure Nickel Inc., the Subscription Receipts were automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation common share purchase warrant. Each whole warrant is exercisable into a common share at price of CDN $1.20 for a term of 18 months. The Agent received a cash commission of 7% of the gross proceeds from the offering and agent’s compensation and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each agent’s warrant and advisory warrant is exercisable into one post-consolidation common share at a price of CDN $0.90 each for a period of 18 months.

(b)	Effective April 13, 2007, the Company granted 2,225,000 stock options to directors, officers and service providers at a price of CDN $0.90 per share for a three-year period.

(c)	On March 30, 2007 the Company completed its 100% acquisition of Pure Nickel Inc. (“Pure Nickel”). Pure Nickel is a private Canadian exploration company engaged in the business of mineral exploration in the provinces of Saskatchewan and Manitoba, Canada. The transaction, which was negotiated at arm’s length, constituted a reverse takeover of the Company by Pure Nickel pursuant to TSX Venture Exchange policies. The Company issued approximately 88 million shares of its capital stock to the shareholders of Pure Nickel to acquire all the issued and outstanding shares of Pure Nickel.

In connection with the acquisition the Company changed its name to Pure Nickel Inc. and consolidated its common shares on the basis of one new common share for every five existing common shares.

(d)	On April 13, 2007, the Company amended its Stock Option Plan by increasing the number of shares reserved for issuance from 1,400,000 to 4,300,000 shares (post consolidation). The amendment is subject to regulatory and shareholder approval.

10

Exhibit 99.13

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended February 28, 2007

Unaudited – Prepared by Management

Description of Business and Report Date

The following Management’s Discussion and Analysis is prepared as of April 25, 2007 (the “Report Date”) and should be read in conjunction with the interim financial statements for the three months ended February 28, 2007 and the Company’s audited financial statements for the year ended November 30, 2006, both of which can be found on the Company’s website at www.purenickel.com or on SEDAR at www.sedar.com.

The Company was incorporated under the laws of the Company Act of British Columbia, Canada on April 29, 1987. On June 17, 1998, the Company was continued into the Yukon under Section 190 of the Yukon Business Corporations Act. The Company conducts its U.S. operations through its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation, and Pure Nickel Holdings Corp., a Canadian corporation.

On March 27, 2007, the head office of the Company was changed to 95 Wellington Street West, Suite 900, Toronto, Ontario, M9J 5N7.

The Company is a mineral exploration company with multiple advanced nickel sulphide projects in Canada and Alaska. It is a reporting issuer in British Columbia and Alberta and its common shares trade on the TSX Venture Exchange under the symbol “NIC” and on the NASDAQ Over the Counter Bulletin Board Service under the symbol “PNCKD”.

The Company prepares its financial statements in U.S. dollars and in accordance with Canadian generally accepted accounting principles. Unless otherwise indicated herein, all dollar amounts are stated in U.S. dollars.

Acquisition of Pure Nickel Inc.

On March 30, 2007 the Company completed its 100% acquisition of Pure Nickel Inc. (“Pure Nickel”). Pure Nickel was a private Canadian exploration company engaged in the business of mineral exploration in the provinces of Saskatchewan and Manitoba, Canada. The transaction was negotiated at arm’s length and constituted a reverse takeover of the Company by Pure Nickel pursuant to TSX Venture Exchange policies. The Company issued approximately 88 million shares of its capital stock to the shareholders of Pure Nickel to acquire all the issued and outstanding shares of Pure Nickel. In connection with the acquisition, the Company changed its name to Pure Nickel Inc. and consolidated its common shares on the basis of one new common share for every five existing common shares.

The Fond du Lac Project, Saskatchewan - Pure Nickel can acquire up to an undivided 80% working interest in the Fond du Lac Nickel-Copper project (“Fond du Lac project”) from Red Dragon Resources Corp. (DRA: TSX-V). The Fond du Lac project lies directly north of the Athabasca Basin in the Fond-du-Lac region of Northern Saskatchewan, Canada. The Fond du Lac Project claim area consists of permits totaling approximately 95,000 acres of highly prospective ground. This area is characterized by a large number of nickel-copper sulphide occurrences and confirmed by ground geochemical work ,an airborne geophysical survey and diamond drilling. The 2006 drilling program intersected mineralization in 7 of the 7 drill holes completed including one intersection of a half meter length grading 1.86% nickel. Pure Nickel has contracted for an additional 3,000 meters of drilling to be completed over May and June of 2007. Pure Nickel has commissioned a National Instrument 43-101 technical report on the property. Historical exploration established an inferred mineral resource of 3.4 million tonnes at the Axis Lake horizon grading 0.66% nickel and 0.35% copper. Readers are cautioned that while this historical resource estimate is considered to be reliable and relevant and estimated under the high standards of the day, it does not comply with the modern guidelines of National Instrument 43-101.

1

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended February 28, 2007

Unaudited – Prepared by Management

Acquisition of Pure Nickel Inc. (continued)

Fox River Project, Manitoba - Pure Nickel also has an agreement with Xstrata Nickel, a business unit of Falconbridge Limited. to earn a 50% interest in the Manitoba Fox River Project. The property lies in the Fox River Belt and covers over 1240 square kilometers of favorable stratigraphy located just southeast of Gillam, Manitoba and is flanked to the west by the famous Thompson Nickel Belt. The Fox River Belt is an extensive Paleoproterozoic volcanosedimentary sequence lying on the northwest margin of the Archean Superior Province and it forms a segment of the Circum-Superior Belt containing nickel-rich magmatic rocks of a komatiitic affinity. In February of 2007, Pure Nickel announced the commencement of the first phase of its 2007 exploration program on the property which began with an extensive block-targeted, high resolution VTEM airborne electromagnetic survey of approximately 2600 line-km. These blocks were selected on the basis of previous drilling by Falconbridge, a lower-resolution airborne survey conducted in 1999 by Falconbridge and a recently acquired soil geochemical soil survey completed by Pure Nickel in late 2006. In March of 2007, Pure Nickel began the second phase of its current program by contracting Cyr Drilling International to carry out a helicopter-supported, diamond drilling program of 3,000 meters focused on the highly prospective conductors that were revealed by the VTEM and soil geochemistry surveys. This round of drilling is expected to be completed in June, 2007

In conjunction with the acquisition of Pure Nickel, the Board appointed four new Directors to the Company replacing six resigning Board members. The resigning Board members were: Donald Bosnick, John Mears, Rodney Blakestad, Michael Sharon, Richard Graeme and Edward Waale. The newly appointed Board members were: J. Jay Jaski, Steve Vaughan, Harry Blum, and David McPherson. Furthermore, Monty Moore and Robert Angrisano resigned as Chairman and President and CEO, respectively, and the Board appointed Dale Hull as Chief Operating Officer, Jay Richardson as Chief Financial Officer, and J. Jay Jaski as President and CEO. J. Jay Jaski was also elected Chairman of the Board.

Private Placement of CDN $9 Million with Patica Securities Limited

On March 15, 2007, the Company completed a brokered private placement of 10,000,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of CDN $9,000,000. Upon completion of the Amalgamation with Pure Nickel Inc., the Subscription Receipts were automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation common share purchase warrant. Each whole warrant is exercisable into a common share at price of CDN $1.20 for a term of 18 months. The Agent received a cash commission of 7% of the gross proceeds from the offering and agent’s compensation and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each agent’s warrant and advisory warrant is exercisable into one post-consolidation common share at a price of CDN $0.90 each for a period of 18 months.

Property Summaries

Milford Copper Property, Utah

Stuart Havenstrite, CPG, a qualified person as defined by National Instrument 43-101, reviewed the technical information contained herein.

Property Description

The Milford Copper Property (referred to in the consolidated financial statements as the OK Copper Mine and the Beaver Lake Property) consists of 55 patented mining claims, 232 unpatented mining claims, five Utah state leases, and 93 acres of fee land, aggregating approximately 7,000 acres. The Milford Copper Property is owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director and officer of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million in the aggregate.

Exploration

The Company carried out extensive drilling on the claims in 1998 and commissioned a feasibility study that year. The results of the study were positive for the production of up to 54 million pounds of copper over a 5-year production life. However due to low copper prices at the time, the anticipated plant and production facilities were never constructed and the claims were not put into production.

2

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended February 28, 2007

Unaudited – Prepared by Management

Milford Copper Property, Utah (continued)

Option Agreement

On November 26, 2003, WUCC exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC has three years to put the property into production or WUCC can received a one-year extension by notifying the Company before that date that the property is being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within twelve months. WUCC must also honor the Company’s obligations to leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

WUCC’s Agreement with Palladon

On November 19, 2003, WUCC announced a joint partnership on the Milford Copper Property with Palladon Ventures Ltd. (“Palladon”), a mineral resource company whose common shares trade on the TSX Venture Exchange and the Frankfurt Exchange.

In 2004, Palladon conducted several rounds of drilling to confirm areas of mineralization included in the 1998 feasibility study and to expand on some of those areas (see Palladon’s press releases of May 4, 27 and 31, 2004; June 11, 2004; and October 25, 2004). Palladon also conducted geophysics inside and outside the 1998 study area to aid in further exploration in both cases (see Palladon’s press releases of August 19 and October 25, 2004). The objectives of the exploration inside the 1998 study area were to confirm and expand upon the previously-identified historic resource estimate and aid in the work now being performed to reflect current costs and conditions.

On September 14, 2005, Palladon filed a National Instrument 43-101 technical report updating the 1998 feasibility study. Table 1 on the following page is a summary of the Indicated Resources that were calculated in the 1998 study. Indicated Resources consist of those blocks within the mineralized boundaries that are sufficiently close to sampled drill holes for copper grade estimation. Blocks within the mineralized boundaries that are too far from data to be estimated are classified Inferred. Indicated material above a cutoff grade of 0.40% copper was used as the basis for reporting resources. The 0.40% copper cutoff was the approximate breakeven cutoff for the 1998 feasibility study, using a $1.05 per pound copper price. Copper is presently trading at approximately $3.50 per pound.

Cautionary Note to U.S. investors concerning estimates of “indicated resources”: This section uses the term “indicated resources”. We advise U.S. Investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THIS CATEGORY WILL EVER BE CONVERTED INTO RESERVES.

Table 1 Indicated Resource

Deposit	Cutoff Cu%	Tons (000) in Zones	Cu%	Total Cu Pounds (000)
Hidden Treasure	0.40%	856	1.79%	30,663
	0.60%	828	1.84%	30,398
	1.00%	777	1.90%	29,500

Maria	0.40%	614	1.25%	15,397
	0.60%	569	1.31%	14,937
	1.00%	417	1.49%	12,404

Copper Ranch	0.40%	322	1.13%	7,313
	0.60%	293	1.20%	7,010
	1.00%	195	1.40%	5,461

OK Mine	0.40%	1,318	0.75%	19,770
	0.60%	724	0.97%	14,046
	1.00%	268	1.32%	7,075

Totals	0.40%	3,110	1.18%	73,141
	0.60%	2,413	1.38%	66,390
	1.00%	1,655	1.64%	54,440

3

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended February 28, 2007

Unaudited – Prepared by Management

Milford Copper Property, Utah (continued)

On August 28, 2006, Palladon announced a restructuring of the Western Utah Copper Project. Under the restructuring, WUCC had the option to purchase Palladon’s interest on or before January 4 2007. On January 9, 2007, Palladon announced that WUCC exercised its option to purchase Palladon’s interest in the Western Utah Copper Project for $3 million in cash, and $10 million payable as a 1% Net Smelter Royalty from copper produced from current “reserve” properties, and a 2% Net Smelter Royalty from copper produced from newly discovered ore bodies.

To view the full details of Palladon’s press releases and Palladon’s National Instrument 43-101 technical report updating the 1998 feasibility, please see their website at www.palladonmining.com or view their SEDAR filings at www.sedar.com.

Future Plans

WUCC has provided notice to the Company that the Milford Copper Property is being readied for production and has undertaken the construction of a concentrator, a working onsite analytical laboratory and office building, and ongoing ore reserve drilling on the Milford Copper Property. In addition, WUCC has provided the Company with a construction schedule that will lead to production within the one-year extension.

MAN Alaska Project, Alaska

The Company’s Qualified Person on the MAN Alaska Project is Rodney Blakestad, CPG.

Property Description

The Company’s principal property, the MAN Alaska Project, is primarily a sulphide nickel-copper-PGE property. The MAN Alaska Project property includes approximately 300 square miles of federal and state claims. Portions of the claims are located in the Fairbanks, Talkeetna and Chitina recording districts.

The Company acquired certain claims of the MAN Alaska Project pursuant to the acquisition of M.A.N. Resources, Inc. (“MAN”) in the year ended August 31, 2002. Other claims were acquired from FNX Mining Company Ltd. or staked by the Company.

Exploration

No exploration was completed by the Company in the first quarter of Fiscal 2007.

Future Plans

In May 2007 a VTEM B-Field airborne geophysical survey will be conducted over the Alpha, Beta and East Rainy complexes of Pure Nickel’s MAN Alaska project area. Surveys over the three blocks will be conducted along flight lines 100 m apart for a total of 3,327 line kilometers. The survey has the capability to detect conductors at depths of 400 meters.

Three dimensional magnetic inversion modeling is now underway on the Alpha complex based on the extensive geophysical data. This study will be further refined when the more detailed, higher resolution VTEM survey is completed. This will help refine indicators of size, orientation, dip and depth of conductors revealed by the airborne surveys.

In June 2007, a follow-up soil geochemical survey will be conducted on the Alpha complex. This soil survey will provide additional detail and definition from over 1000 new samples to extend the existing soil geochemical results accumulated from a 4000 sample program conducted during the 2002 to 2005 programs and will bring greater precision in targeting the 2007 drill program commencing in mid-July.

In conjunction with the soil geochemical survey, a bedrock geochemical analytical program will be conducted. Detailed GPS grids on the Alpha complex will be covered utilizing a portable XRF unit. The objective of this survey is to establish width and extent of several large areas known to contain disseminated Ni-Cu-PGE sulphides and will allow quantification and definition of this apparently large, previously unmeasured resource.

Pure Nickel has contracted for some 4,000 meters of drilling which will begin in mid-July. The drilling will be concentrated on the Alpha complex, which contains the largest intrusion on the claim blocks. Past drilling has revealed grades as high as 3.22% Ni and O.38% Cu. Massive sulphide grab samples grading 6.7% Ni have been recovered in this complex.

4

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended February 28, 2007

Unaudited – Prepared by Management

Salt Chuck Property, Alaska

The Company’s Qualified Person on the Salt Chuck Property is Curt Freeman, CPG, of Avalon Development Corporation.

Property Description

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The area is underlain by a mafic-ultramafic complex which hosts palladium bearing copper sulfide mineralization. Prince of Wales Island can be accessed by ferry service from Ketchikan to Hollis. Direct access to the property is by well maintained U.S. Forest Service roads. The Salt Chuck Property, acquired as part of the acquisition of MAN, is currently at the exploration stage.

Subsequent to the period end, the Company staked 112 federal lode mining claims adjacent to its existing 31 Salt Chuck mining claims. The newly staked federal lode mining claims combined with the Company’s existing claims will cover approximately 2200 acres of contiguous prospective ground including the historic past producing Salt Chuck mine.

Exploration

A recent airborne geophysical survey released by the State of Alaska indicates that the Salt Chuck property covers prospective ground within the mafic-ultramafic complex as indicated by this recent survey and extends along the eastern boundary of the complex. Directly west-northwest of the property lies the historic Salt Chuck mine. The Salt Chuck mine was active between 1919 and 1941 and had reported production of 300,000 tons of copper sulfide ore grading 0.95% Copper, 2.0 g/t Palladium, 1.1 g/t Gold, and 5.7 g/t Silver.

Future Plans

The Company plans to develop an exploration program for its Salt Chuck property, to be announced this spring.

Results of Operations

The Company experienced a net loss of $44,041 or $0.001 per share for the first quarter ended February 28, 2007 compared to a net loss of $64,411 or $0.001 per share for the first quarter ended February 28, 2006.

General and administrative expenses for the quarter ended February 28, 2007 were generally similar or lower than in the same quarter the prior fiscal year except for promotion, advertising and investor relations which increased to $16,642 from $8,761.

Interest income increased to $29,495 for the quarter ended February 28, 2007 compared to $10,841 for the quarter ended February 28, 2006, due to the investment of proceeds from the sale of the Company’s sliding-scale net smelter return royalty on the Gold Hill Property, Utah.

There was a net recovery of $21,674 for resource properties during the quarter ended February 28, 2007 of which a recovery of $575 related to the Milford Copper Property and a recovery of $21,099 related to the MAN Alaska Project.

Cash increased by $3,231,812 as a result of operating activities which provided cash of $3,248,498 and investing activities which used cash of $16,686.

5

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended February 28, 2007

Unaudited – Prepared by Management

Summary of Quarterly Results

Results for the eight most recent quarters ending with the three months ending on February 28, 2007 are as follows:

	Feb. 28, 2007 Q1 2007 $	Nov. 30, 2006 Q4 2006 $	August 31, 2006 Q3 2006 $	May 31, 2006 Q2 2006 $
Revenues	Nil	Nil	Nil	Nil
G & A Expense	67,304	74,828	60,373	89,703
Net Earnings (Loss)	(44,041)	3,070,924	(54,701)	(89,526)
Net Earnings (Loss) Per Share (2)	Nil	0.04	Nil	Nil

	Feb. 28, 2006 Q1 2006 $	Nov. 30, 2005 Transition Period(1) $	Aug. 31, 2005 Q4 2005 $	May 31, 2005 Q3 2005 $
Revenues	Nil	Nil	Nil	Nil
G & A Expense	80,204	136,261	142,665	195,840
Net Earnings (Loss)	(64,411)	(136,995)	(137,446)	(196,038)
Net Earnings (Loss) Per Share (2)	Nil	Nil	Nil	Nil

(1)	On October 18, 2005, the Board of Directors approved a change of the Company’s fiscal year end from August 31 to November 30 to better reflect the Company’s exploration and operating cycle. To facilitate the change, the Company reported a one-time, three-month transition year covering the period ended November 30, 2005.

(2)	Fully diluted loss per share has not been presented as it is anti-dilutive.

Contributing to the net earnings in the fourth quarter of Fiscal 2006 was a gain of $3,274,828 on the sale of the Company’s sliding-scale net smelter return royalty on the Gold Hill Property, Utah. General and administrative expenses are also significantly affected by stock-based compensation, most notably in the transition period ended November 30, 2005, Q4 2005 and Q3 2005 when stock based compensation of $52,486, $69,923 and $127,805 were recorded, respectively.

Liquidity

Presently, none of the Company’s property interests generates revenue. The Company’s capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, shares for debt, property or other assets) or shareholder loans. Fluctuations in the Company’s share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

The Company had cash of $3,258,143 at February 28, 2007 compared to $26,331 at November 30, 2006. Current assets, in addition to cash, at February 28, 2007 consisted of other receivables of $46,914 and $1,376 in prepaid expenses. Current liabilities at February 28, 2007 consisted of accounts payable and accrued liabilities of $75,368 and income taxes payable of $100,000.

On March 15, 2007, the Company completed a brokered private placement of 10,000,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of CDN $9,000,000. Upon completion of the Amalgamation with Pure Nickel Inc., the Subscription Receipts were automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation common share purchase warrant. Each whole warrant is exercisable into a common share at price of CDN $1.20 for a term of 18 months. The Agent received a cash commission of 7% of the gross proceeds from the offering and agent’s compensation and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each agent’s warrant and advisory warrant is exercisable into one post-consolidation common share at a price of CDN $0.90 each for a period of 18 months.

6

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended February 28, 2007

Unaudited – Prepared by Management

Stock Option Plan

Subsequent to the period end, the Company granted 2,225,000 stock options to directors, officers and service providers at a price of CDN $0.90 per share for a three-year period. It also amended its Stock Option Plan by increasing the number of shares reserved for issuance from 1,400,000 to 4,300,000 shares (post consolidation). The amendment is subject to regulatory and shareholder approval.

Capital Resources

Management believes that the working capital on hand at February 28, 2007 and the proceeds from the private placement will be sufficient to cover general and administrative expenses and property holdings costs for the next fiscal year and the planned 2007 exploration programs on the MAN Alaska Project, the Axis Lake Project and the Fox River Project.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During the quarter ended February 28, 2007, the Company paid salaries of $20,000 (2006: $20,000) to the former President & CEO of the Company.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on the Company’s financial condition, results of operations and cash flows.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Financial Instruments and Other Instruments

The carrying value of cash, other receivables and accounts payable approximate their fair value because of the short maturity of these financial instruments. The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities. The Company incurs a small portion of expenses in Canadian dollars and translates all Canadian dollar transactions into U.S. currency using rates prevailing at the time of the exchange which may vary from time to time. The foreign currency risk is minimal as Canadian dollar transactions are not a significant portion of the Company’s transactions.

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Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended February 28, 2007

Unaudited – Prepared by Management

Changes in Accounting Policies

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments – Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments – Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with US GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006.

At present, the Company’s most significant financial instruments are cash, other receivables and accounts payable. The adoption of this section is not expected to have a material effect on the Company’s future reported financial position or results of operations.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The adoption of this section is not expected to have a material effect on the Company’s future reported financial position or results of operations.

Disclosure Controls and Procedures

Disclosure controls and procedures include the Company’s controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities laws and regulations and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Canadian Securities Administrators’ (CSA) Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, requires management to include for the first time in their 2006 certificates statements about the design of internal control over financial reporting and related MD&A disclosures. In September 2006, the Risk Management and Governance Board of the Canadian Institute of Chartered Accountants (CICA) published two documents, Internal Control 2006: The Next Wave of Certification, Guidance for Management and Internal Control 2006: The Next Wave of Certification, Guidance for Directors. Although guidance in both publications has been developed for TSX and TSX Venture issuers, the CICA recognizes that small capitalization and venture issuers face special circumstances and control challenges.

The internal control over financial reporting certification disclosures did not indicate any deficiencies. Internal control over financial reporting does not include the external audit function.

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Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended February 28, 2007

Unaudited – Prepared by Management

Disclosure of Outstanding Share Data as of the Report Date

Issued common shares	44,765,560
Stock options	2,225,000
Share purchase warrants	5,000,000
Agent’s compensation and advisory warrants	500,000

Special Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include: the potential for the Company’s projects; the expectations related to increasing the size of the reported Indicated Resource on the Milford Copper Property and WUCC’s plans to be in production in 2007; and the timing for completion of the RTO and the Patica private placement. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Additional Information

Additional information relating to the Company is available on the Company’s website at www.purenickel.com or on SEDAR at www.sedar.com.

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Exhibit 99.14

Form 52-109F2 Certification of Interim Filings

I, James Richardson of Pure Nickel Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pure Nickel Inc., (the “Issuer”) for the interim period ending February 28, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: April 30, 2007

/s/ James Richardson
James Richardson
Chief Financial Officer

Exhibit 99.15

Form 52-109F2 Certification of Interim Filings

I, J. Jay Jaski of Pure Nickel Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pure Nickel Inc., (the “Issuer”) for the interim period ending February 28, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: April 30, 2007

/s/ J. Jay Jaski
J. Jay Jaski
Chairman and CEO

Exhibit 99.16

Pure Nickel Inc. Announces Acquisition of 100% Interest in Fond du Lac Property and Commencement of Drilling Program

TORONTO, ONTARIO—(CCNMatthews – April 30, 2007) – Pure Nickel Inc. (“Pure Nickel”) (TSX VENTURE: NIC, OTCBB:PNCKD) and Red Dragon Resources Corp.(“Red Dragon”) (TSX VENTURE: DRA) announced today they have reached agreement (“Agreement”) for Pure Nickel to acquire the remaining 49% it did not own of Red Dragon’s ownership position in the Saskatchewan, Fond du Lac property on the northern edge of the Athabascan Basin, 20 kilometers NW of Stony Rapids. Following its completion of the terms of the Agreement, Pure Nickel will own 100% of the property. The purchase price is satisfied in its entirety as follows: Cash of C$100,000 and the granting of 1,000,000 restricted common shares of Pure Nickel. BothCompanies’ have approved the Agreement, subject to TSX Venture Exchange approval. “I am pleased we were able to reach agreement with Red Dragon on the Fond du Lac property. Pure Nickel’s ownership immediately increases to 100%; it brings in a new, long-term shareholder and now enhances Pure Nickel’s exploration inventory with three 100% owned properties; Fond du Lac, Saskatchewan, the MAN property in Alaska, and the Salt Chuck palladium-copper property also in Alaska. In addition, Pure Nickel operates in the Fox River Belt its 50:50 joint venture with Xstrata Nickel.” stated Jay Jaski, Chairman and CEO of Pure Nickel.

Pure Nickel also announced today, it had commenced its 2007 diamond drilling program on the Fond du Lac property. The 2007 Fond du Lac drill program is the second phase of a drill program commenced in July 2006 by Pure Nickel and suspended in the summer of 2006 due to forest fire. During the 2006 exploration phase seven drill holes were completed for a total of 2,258 meters. Nickel mineralization was present in seven of the seven drill holes, including an intersection grading up to 1.86% Ni and 0.45% Cu. The 2007 Fond du Lac drill program is contracted to be 3,000 meters and will complete the deferred 2006 drill program and test new targets in the Rea Lake and Rea Lake South extension area. Airborne geophysics and ground geochemical analysis from exploratory work conducted in late 2006, has confirmed new prospective areas for drilling and formed the basis for the 2007 drilling program. This new drill program will also test a newly discovered, highly magnetic anomaly located approximately 2.2 kilometers south of the summer 2006 drill holes at Axis Lake.

Cyr Drilling International Limited of Winnipeg, Manitoba has been selected as the contractor to carry out the drilling program at Fond Du Lac, Saskatchewan. “Pure Nickel now has two simultaneous drilling programs underway in Canada, the other being, the Fox River joint venture with Xstrata Nickel, in Manitoba. The Fox River project is in the early phases of an expandable, multi-year, diamond drilling program” said Dr. Larry Hulbert, Chief Exploration Officer of Pure Nickel. Dr. Hulbert went on to say “For a relatively young Company, I am pleased with the progress in all aspects of our property acquisition and exploration program, and, I am encouraged by our ability to attract new talent to the Pure Nickel exploration team.”

Dr. Larry Hulbert, P.Geo. is a qualified person as defined by National Instrument 43-101 and is responsible for reviewing the technical disclosure in this press release.

About Pure Nickel:

Pure Nickel is a mineral exploration company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s C$8.0 million, 2007 exploration program is now underway, is fully funded and drill ready.

This release was prepared by management of Pure Nickel Inc. who take full responsibility for its contents. Neither the TSX Venture Exchange nor the OTC Bulletin Board have reviewed or accept responsibility for the adequacy of this news release.

Contact Information:

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Pure Nickel Inc.

Lisa Buchan,

Investor Relations,

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Exhibit 99.17

(formerly Nevada Star Resource Corp.)

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General and Special Meeting of Shareholders of Pure Nickel Inc. (the “Company”) will be held in the Mason Room at the offices of WeirFoulds LLP, The Exchange Tower, 130 King St. W., Suite 1500, Toronto, Ontario on:

Wednesday, May 30, 2007

at the hour of 9:30 A.M. (Toronto time) for the following purposes:

1. To receive the Report of the Directors.

2. To receive the financial statements of the Company and the Auditors’ report thereon for the year ended November 30, 2006.

3. To appoint auditors for the ensuing year and to authorize the directors to fix their remuneration.

4. To elect directors for the ensuing year.

5. To approve the adoption of a new set of Bylaws.

6. To consider and, if deemed advisable, approve and ratify an increase in the maximum number of shares which may be issued under the Company’s Stock Option Plan to 4,300,000 common shares and to delete the vesting provisions contained in the Stock Option Plan except those for stock options granted to consultants conducting investor relations activities.

7. To transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this notice are an information circular and form of proxy.

A shareholder entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Toronto, Ontario this 30th day of April, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

“J. Jay Jaski”

J. Jay Jaski

Chairman, CEO and Director

Exhibit 99.18

(formerly Nevada Star Resource Corp.)

INFORMATION CIRCULAR

(Information as at April 30, 2007 except as otherwise indicated)

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF PURE NICKEL INC. (the “Company”) for use at the Annual General and Special Meeting of shareholders of the Company to be held on Wednesday, May 30, 2007 at 9:30 am (Toronto time) and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting. Except where otherwise indicated, the information contained is stated as of April 30, 2007.

All cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit proxies personally and by telephone but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

Each person (a “Management Proxyholder”) named as proxyholder in the accompanying form of proxy were designated by the management of the Company. A shareholder desiring to appoint some other person (an “Alternate Proxyholder”) to represent him at the Meeting may do so by inserting such other person’s name in the space indicated or by completing another proper form of proxy. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with the Company’s transfer agent Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, V6C 3B9, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing:

(a)	executed by the shareholder or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer, or attorney, of the corporation; and

(b)	delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment of it, or in any other manner provided by law.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy. In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At present, Management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s transfer agent as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

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In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended November 30, 2006 and the auditors’ report thereon accompanying this circular will be placed before the meeting for consideration by the members.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 25, 2007, there were 44,765,560 common shares (“Shares”) of the Company issued and outstanding, each Share carrying the right to one vote. Only shareholders of record at the Close of Business on April 25, 2007 will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof. Each person shall have one vote for each Share held.

To the knowledge of the Directors and Senior Officers of the Company, the following persons directly or beneficially exercise control or direction over Shares carrying more than 10% of the outstanding voting rights.

Name of Shareholder	Number of Shares		Percentage of Total Issued
Cede & Co. New York, New York	4,954,916	(1)	11.1%
CDS & Co. Toronto, Ontario	15,295,509	(1)	34.2%

(1)	The Company is not aware of the beneficial ownership of these shares.

As of April 30, 2007, the total number of Shares owned or controlled by management and the directors of the Company and their associates or affiliates was 8,780,151 Shares, representing 19.6% of the total issued and outstanding Shares.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Company is currently set at seven. Management proposes to nominate the persons listed below for election as directors. Each director will hold office until the next Annual General Meeting, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Shares represented by proxy for the election of any other person or persons as directors.

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The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been directors of the Company; and the number of Shares which each beneficially owns or over which control or direction is exercised. All of the nominees for directors are residents of Canada except for Monty Moore, Robert Angrisano and R. David Russell who are residents of the United States.

The Company does not have an executive committee but has an Audit Committee as indicated below.

Name and Present Office Held	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years

J. Jay Jaski Toronto, Ontario, Canada Chairman, CEO and Director	2007	1,872,502	Chairman, Chief Executive Officer and director of the Company since March 2007; President and Chief Executive Officer of Regent Securities Capital Corp., a resource sector merchant bank since 2004; Vice-Chairman and Chief Operating Officer of Octagon Capital Corp. from 1999 to 2004.

Monty Moore Seattle, Washington, USA Director	1993	4,395,025	Self-employed Businessman and General Contractor since 1971.

Robert Angrisano Seattle, Washington, USA Director	1999	2,416,479	President of the Company from 2005 to March 2007; CEO of the Company from May 2006 to March 2007; various positions with Microsoft from 1993 to 2004.

W.S. (Steve) Vaughan (1) Toronto, Ontario, Canada Director	2007	Nil	Partner with the law firm McMillan Binch Mendelson LLP from February 12, 2002 to 2007 and Partner with the law firm Heenan Blaikie from 2007 to present; Partner with the firm of Aird & Berlis from 1965 to 2002.

Harry Blum (1) Thornhill, Ontario, Canada Director	2007	91,145	Partner with the chartered accounting firm DMCT LLP since 1995; Managing Partner of DMCT Consultants Inc. since January 1, 2005.

David McPherson (1) St. Catherines, Ontario, Canada Director	2007	5,000	Independent businessman since 2005; Vice-President of First Ontario Credit Union from 2001 to 2006.

R. David Russell Centennial, Colorado, USA Director	2007	Nil	President and CEO of Apollo Gold Corporation from 2002 to present; owner of Rocky Mountain Mining from 1999 – 2002.

NOTES:

(1)	Denotes member of Audit Committee

4

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders and Bankruptcies

Except as disclosed herein, to the knowledge of the Company, none of the proposed directors is, or has been within the last ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties and Sanctions

None of the proposed directors has been the subject of any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

Individual Bankruptcies

None of the proposed directors of the Company has, within the ten years prior to the date of this Information Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

For purposes of this section:

“LTIP” or “long term incentive plan” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

“SAR” or “stock appreciation right” means a right, granted by the Company or any of its subsidiaries, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities; and

There were two Named Executive Officers of the Company during the year ended November 30, 2006: Monty Moore, the former Chairman, and Robert Angrisano, the former President & CEO. “Named Executive Officer” or “NEO” means (a) each Chief Executive Officer; (b) each Chief Financial Officer; (c) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CDN $150,000; and (d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Named Executive Officers. Unless otherwise noted, all dollar amounts are stated in U.S. dollars.

5

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position (a)	Annual Compensation									Long Term Compensation
	Year (b)		Salary ($) (c)		Bonus ($) (d)		Other Annual Compensation ($) (e)			Awards			Payouts		All other Compen- sation ($) (i)
										Securities Under Options/ SARs Granted (#) (f)		Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)
Monty Moore (2) Former Chairman; current Director	2006		$	Nil	$	Nil	$	Nil		Nil		Nil	$	Nil	$	Nil
	2005	(1)	$	Nil	$	Nil	$	Nil		Nil		Nil	$	Nil	$	Nil
	2005		$	Nil	$	Nil	$	Nil		Nil		Nil	$	Nil	$	Nil
	2004		$	Nil	$	Nil	$	Nil		200,000	(3)	Nil	$	Nil	$	Nil
Robert Angrisano (4) Former President & CEO; current Director	2006			$80,000	$	Nil	$	Nil		Nil		Nil	$	Nil	$	Nil
	2005	(1)		$20,000	$	Nil	$	Nil		Nil		Nil	$	Nil	$	Nil
	2005			$80,000	$	Nil	$	Nil		Nil		Nil	$	Nil	$	Nil
	2004			$26,629	$	Nil	$	Nil		2,400,000	(3)	Nil	$	Nil	$	Nil
	2003		$	Nil	$	Nil	$	Nil		Nil		Nil	$	Nil	$	Nil
Gerald G. Carlson (5) Former President	2006		$	Nil	$	Nil	$	Nil		Nil		Nil	$	Nil	$	Nil
	2005	(1)	$	Nil	$	Nil	$	Nil		Nil		Nil	$	Nil	$	Nil
	2005		$	Nil	$	Nil	$	Nil		Nil		Nil	$	Nil	$	Nil
	2004		$	Nil	$	Nil		$30,016	(6)	300,000	(7)	Nil	$	Nil	$	Nil

NOTES:

(1)	Three month transition period ended November 30, 2005.

(2)	Monty Moore resigned as Chairman of the Company on March 27, 2007.

(3)	Options granted on April 23, 2004 were exercisable at a price of $0.35 per share and expired on April 23, 2007.

(4)	Robert Angrisano resigned as President & CEO of the Company on March 27, 2007.

(5)	Gerald Carlson resigned as President of the Company on November 1, 2003.

(6)	Consulting fees paid or accrued to KGE Management Ltd., a private company controlled by Gerald G. Carlson.

(7)	Options granted on April 23, 2004 were exercisable at a price of $0.32 per share and expired on April 23, 2007.

Long-Term Incentive Plan Awards

No LTIP awards were made to the Named Executive Officers during the year ended November 30, 2006.

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Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted to the Named Executive Officers during the year ended November 30, 2006:

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO Name	Year	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (US $/Security)		Market Value of Securities Underlying Options/SARs on the Date of Grant (US $/Security)		Expiration Date
Monty Moore Former Chairman; current Director	2006	Nil	0.0%	$	Nil	$	Nil	N/A
Robert Angrisano Former President & CEO; current Director	2006	Nil	0.0%	$	Nil	$	Nil	N/A

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Year-End Option/SAR Values

The following table sets forth incentive stock options exercised by the Named Executive Officers during the year ended November 30, 2006 as well as the value of stock options held by the Named Executive Officers on November 30, 2006.

AGGREGATED OPTION/SAR EXERCISES

DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND

FINANCIAL YEAR-END OPTION/SAR VALUES

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at the Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised in- the Money Options/SARs at Financial Year End (US $) Exercisable/ Unexercisable (2)
Monty Moore Former Chairman; current Director	Nil	$Nil	200,000/Nil	$Nil/$Nil
Robert Angrisano Former President & CEO; current Director	Nil	$Nil	2,400,000/Nil	$Nil/$Nil

NOTES:

(1)	In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option price. The closing market price of our shares on the NASDAQ Over the Counter Bulletin Board Service on November 30, 2006 was $0.195.

Option and SAR Repricings

There were no option/SAR repricings during the year ended November 30, 2006.

7

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to the terms of an Employment Agreement dated April 1, 2004, as amended May 5, 2006, between the Company and Robert Angrisano, Mr. Angrisano was employed as President & CEO and paid an annual salary of $80,000 plus certain health benefits. During the year ended November 30, 2006, Mr. Angrisano was paid $80,000 pursuant to this Employment Agreement. The Employment Agreement was terminated by mutual consent on March 27, 2007.

Pursuant to the terms of an employment agreement dated October 14, 2006 between the Company and J. Jay Jaski (the “Jaski Agreement”) Mr. Jaski is employed as Chairman & CEO for an initial term of three years, automatically renewing for successive additional twelve month periods unless terminated earlier. Mr. Jaski receives an annual salary of CDN$180,000, payable monthly, with the salary payable either in cash or the Company’s shares at the average closing market price for the five trading days prior to the date of the payment of the salary. In addition, the Company will incur the expense of insuring the life of Mr. Jaski for CDN$1 million, providing standard disability insurance and an annual medical exam. The Jaski Agreement may be terminated by mutual agreement of the parties, by the Company for cause, upon the death or disability of Mr. Jaski, or at any time without cause, provided that, in the event of termination without cause, Mr. Jaski shall receive (i) such number of months prior written notice of termination as is equal to the number of months then remaining to the expiry of then existing term of the Jaski Agreement plus 12 months; and (ii) a lump sum payment of US$100,000. In lieu of notice, the Company may terminate the Jaski Agreement immediately by making payments to Mr. Jaski of all salary and the US$100,000 lump sum payment and continuing all benefits which would have accrued to the benefit of Mr. Jaski to the date of termination had the period of notice of termination required been given. The Jaski Agreement may be terminated by Mr. Jaski with the provision of 3 months’ notice, or in the event of an acquisition, change of control or constructive dismissal. Where such an event occurs, Mr. Jaski will, for a period of six months, have the option of terminating the Jaski Agreement immediately. If Mr. Jaski terminates the Jaski Agreement in this manner, he will be paid, within ten days of receipt by the Company of notice, an amount equal to the amount Mr. Jaski would have been entitled to be paid if the Company had terminated Mr. Jaski without cause as of the date of the notice.

Compensation of Directors

The Company did not pay any compensation to the Directors for their services as Directors during the year ended November 30, 2006 and it had no standard arrangement to compensate them for such services other than the granting of stock options. No stock options were granted to directors of the Company during the year ended November 30, 2006. On March 27, 2007, the Directors set meeting compensation at CDN$600 per Director and CDN$750 for the Audit Committee Chairman.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides a summary of the securities authorized for issuance under Equity Compensation Plans, the weighted average price and number of securities remaining available for issuance, all as at November 30, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,750,000	$0.34	3,200,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Totals	3,750,000	$0.34	3,200,000

This table represents pre-consolidation figures and prices.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, is or has been indebted to the Company or its subsidiaries during the year ended November 30, 2006.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, proposed director of the Company, or associate or affiliate of any informed person or proposed director, has any material beneficial interest, in any transaction since the commencement of the financial year ended November 30, 2006 or in any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries except as follows:

1.	On March 15, 2007, the Company completed a brokered private placement of 10,000,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of CDN $9,000,000 pursuant to a brokered private placement with Patica Securities Limited (the “Agent”). Upon completion of the amalgamation with Pure Nickel Inc., the Subscription Receipts were automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation common share purchase warrant. Each whole warrant is exercisable into a common share at price of CDN $1.20 for a term of 18 months. Two of the current directors of the Company participated in the brokered private placement purchasing a total of 46,056 Subscription Receipts.

2.	On March 30, 2007 the Company completed its 100% acquisition of Pure Nickel Inc. (“Pure Nickel”). The transaction, was negotiated at arm’s length and constituted a reverse takeover of the Company by Pure Nickel pursuant to TSX Venture Exchange policies. The Company issued approximately 88 million shares (pre-consolidation) of its capital stock to the shareholders of Pure Nickel to acquire all the issued and outstanding shares of Pure Nickel. J. Jay Jaski was the sole director of Pure Nickel and one of the current directors of the Company received a total 1,872,502 shares of the Company pursuant to the amalgamation.

9

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITOR

On April 30, 2007, Smythe Ratcliffe LLP, Chartered Accountants, Vancouver, Canada notified the Company of its resignation as auditor for the Company . Smythe Ratcliffe LLP were the auditors of the Company since June 30, 1994. On April 30, 2007.the board of directors approved the appointment of SF Partnership LLP, Chartered Accountants, 4950 Yonge Street, Suite 400, Toronto, Ontario, Canada, M2N 6K1, as auditors of the Company for the 2007 financial year and proposes to ask that the shareholders ratify such appointment for the 2007 financial year and re-appoint SF Partnership LLP as auditors of the Company to be effective until the close of the next annual meeting of the shareholders. Details of the fees paid to Smythe Ratcliffe LLP for the last two financial years are set out below in this Circular under the heading “INFORMATION CONCERNING THE COMPANY – External Auditor Service Fees (By Category)”. The Company is preparing the “reporting package” in accordance with section 4.11 of National Insturment 51-102 which will contain a Notice of Change of Auditor Copies of the notice and the responses from Smythe Ratcliffe LLP, as former auditors, and SF Partnership LLP, as successor auditors will be filed on SEDAR (www.sedar.com) and will be delivered to shareholders as part of the next management information circular. Shareholders will be asked to vote for an ordinary resolution (in substantial the form set out below) to ratify the appointment of SF Partnership LLP, Chartered Accountants as auditors of the Company for the 2007 financial year, to re-appoint SF Partnership LLP as auditors of the Company until the end of the next annual meeting of the shareholders and to authorize the directors to fix their remuneration. SF Partnership LLP, Chartered Accountants, were first appointed as auditors of the Company on April 30, 2007.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RATIFICATION OF THE APPOINTMENT OF SF PARTNERSHIP LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY FOR THE 2007 FINANCIAL YEAR, THE RE-APPOINTMENT OF SF PARTNERSHIP LLP, AS AUDITORS OF THE COMPANY UNTIL THE END OF THE NEXT ANNUAL MEETING OF THE SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The appointment on April 30, 2007 of SF Partnership LLP, Chartered Accountants, Toronto, Ontario as auditors for the Company for 2007 be, and is hereby ratified, and SF Partnership LLP be, and is hereby, appointed as the auditors of the Company to hold office until the close of the next annual meeting of the shareholders of the Company at a remuneration to be fixed by the board of directors of the Company; and

2. Any officer or director of the Company is authorized and directed to do all things and execute all instruments and documents necessary or desirable to carry out the forgoing.”

AUDIT COMMITTEE

The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company’s internal accounting controls, the resolution of issues identified by the Company’s auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the external auditors of the Company, without the presence of any other members of management.

10

Composition of Audit Committee

The Company is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not officers or employees of the Company or of an affiliate of the Company. The Company’s current Audit Committee consists of W.S. (Steve) Vaughan, Harry Blum and David McPherson, all of whom are directors of the Company.

Audit Committee Charter

The text of the audit committee’s charter is attached as Schedule “A” to this Information Circular. The Audit Committee Charter is also available upon request to the Company’s Corporate Secretary.

Independence

Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”) provides that a member of an Audit Committee is “independent” if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. All of the members of the Audit Committee of the Company are independent, as that term is defined.

Financial Literacy

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Company believes that all of the members of the Audit Committee are financially literate as that term is defined.

11

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the audit committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b)	an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor’s independence.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Smythe Ratcliffe, Chartered Accountants, for services rendered in the last two fiscal years ended November 30, 2006:

	Fiscal 2006	2005 (1)	Fiscal 2005
Audit Fees	$29,000	$17,120	$19,200
Audit Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Totals	$29,000	$17,120	$19,200

NOTES:

(1)	Three month transition period ended November 30, 2005.

CORPORATE GOVERNANCE PRACTICES AND PROCESSES

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the Board of Directors and management.

The Board of Directors is of the view that the Company’s general approach to corporate governance as set out in the summary form attached as Schedule “B”, is consistent with the objectives reflected in the TSX Guidelines.

12

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Adoption of New Bylaws

The Company has taken steps to bring its charter documents into conformity with the Business Corporations Act (Yukon) and to that end is requesting the ratification and approval of the adoption of Bylaw No. 1.

The Company is seeking shareholder approval to the deletion of the Company’s former Bylaws and the adoption of a new set of bylaws hereby designated Bylaw No. 1. The directors believe that deleting the Company’s former Bylaws and adopting Bylaw No. 1 will enable the Company to be more efficient, flexible and cost-effective and will bring the Company’s charter documents into line with charter documents of companies in other jurisdictions.

Copies of Bylaw No. 1 are available for viewing up to the date of the Meeting at the Company’s offices at 95 Wellington Street West, Suite 900, Toronto, Ontario, and at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

“UPON	MOTION IT WAS RESOLVED, as a special resolution, that:

(a)	the former Bylaws of the Company are hereby deleted;

(b)	the adoption of Bylaw No. 1 is hereby ratified and approved as the Bylaws of the Company in the place and stead of the former Bylaws of the Company and the constating documents of the Company, if required to be altered, are hereby altered accordingly;

(c)	any director or officer of the Company is authorized to execute and file notices or other forms, if required, with the Yukon Corporate Registry along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d)	Bylaw No. 1 shall take effect immediately upon approval hereof.

Approval of the special resolution will require the affirmative votes of the holders of not less than 66 2/3% of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that shareholders vote in favour of the special resolution altering the Bylaws of the Company, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolution at the Meeting unless otherwise directed by the shareholders appointing them.

Amendment to Stock Option Plan

On April 13, 2007, the Company amended its Stock Option Plan (the “Plan”) to increase the number of shares reserved for issuance under the Plan from 1,400,000 to 4,300,000 shares which represents 9.6% of the 44,765,560 common shares issued and outstanding as at the date of this Information Circular. The Company currently has options outstanding under its Plan to purchase 2,225,000 shares and 2,075,000 shares would be reserved and available for issue under options to be granted under the Plan. The increased number of available options will facilitate the Company’s search for and retention of senior management and provide incentive to the Company’s employees, officers and directors and reflects the growth of the Company and the increase in number of shares outstanding resulting from the RTO Transaction and the Private Placement of shares of March 30, 2007. The Company also wishes to delete all vesting provisions contained in the Plan except those for stock options granted to consultants conducting investor relations activities which is required for Tier 2 companies pursuant to TSX Venture Exchange policies.

The full text of the amended Plan will be available for review at the Meeting. The amended Plan is subject to approval by the TSX Venture Exchange.

13

Accordingly, at the Meeting, shareholders will be asked to pass an ordinary resolution in the following form:

“BE IT RESOLVED THAT the Company amend its Stock Option Plan to increase the number of shares reserved for issuance under the Plan from 1,400,000 to 4,300,000 shares and to delete all vesting provisions contained in the Plan except those for stock options granted to consultants conducting investor relations activities.”

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Copies of the Company’s financial statements for the year ended November 30, 2006, along with Management’s Discussion and Analysis thereon, accompany this Information Circular. Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company at (416) 644-0066.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Toronto, Ontario, this 30th day of April, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

“signed”

J. Jay Jaski, Chairman, CEO and Director

14

SCHEDULE “A”

Introduction and Purpose

Pure Nickel Inc. (the “Company”) is a publicly-held company and operates in a highly competitive and regulated environment. The Company’s business involves an environment that is highly regulated at both the federal and state levels in the United States and the federal and provincial levels in Canada.

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities to the shareholders, potential investors and to the investment community. The Audit Committee will assist the Board in the oversight of (1) the integrity of the financial statements of the Company, (2) the independent auditor’s qualifications and independence, and (3) the compliance by the Company with legal and regulatory requirements.

Composition and Membership

The Audit Committee shall be comprised of at least three (3) members, all of whom shall meet the independence requirements as established by the TSX Venture Exchange, the NASDAQ Stock Market, applicable laws, rules and regulations of the Securities and Exchange Commission. Audit Committee members shall fully comply with the requirements of the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission’s implementing regulations. At least one member of the Audit Committee shall be an “audit committee financial expert” as that term is defined in applicable rules. Members and a Chair of the Audit Committee shall be recommended by the Audit Committee and appointed by the full Board of Directors.

Meetings

The Audit Committee shall meet at least four (4) times annually, in person, telephonically, or electronically and more frequently as circumstances dictate. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting.

Responsibilities and Duties

The Audit Committee shall:

•	Make regular reports to the Board of Directors of the Company.

•

Appoint the independent auditors to be engaged by the Company, establish the audit fees of the independent auditors, pre-approve any non-audit services provided by the independent auditors, including tax services, before the services are rendered.

•	Review the scope of the independent auditor’s audit examination, including their engagement letter, prior to the annual audit of the Company’s financial statements.

•	Instruct the independent auditors to report directly to the Audit Committee any serious difficulties or disputes with management, and ensure they are appropriately resolved.

•	Review and evaluate the performance of the independent auditors and review with the Board of Directors all proposed discharges of the independent auditors.

•

Review each annual audit with the independent auditor at the conclusion of the audit. The review shall include all comments or recommendations of the independent auditor, all audit problems or difficulties and management’s response.

•

Review and discuss with management the procedures undertaken in connection with the required certifications for regulatory filings and other reports including their evaluation of the Company’s disclosure controls and procedures and internal controls, as well as any and all fraud, whether or not material, that involves management or others who have a significant role in the Company’s internal controls.

•

Review management’s assessment of the effectiveness of the Company’s internal controls over financial reporting and disclosure, and the independent auditor’s related attestation. Consider with management and the independent auditors whether any changes to such internal controls are appropriate.

•	Review with management the Company’s quarterly and annual financial results prior to regulatory filings and the issuance of related press releases.

•	Produce the report of the Audit Committee to the shareholders in the Company’s annual proxy statement on those matters required by regulatory agencies.

•	Be authorized to hire outside counsel or other consultants as necessary.

•	Perform such other duties as are assigned by the Board of Directors.

•	Review the Audit Committee’s charter annually and recommend all proposed changes to the Board of Directors.

•	Periodically evaluate and take steps to improve the effectiveness of the Audit Committee in meeting its responsibilities under this Charter.

Public Disclosure

This Charter shall be included on the Company’s website. The Company’s annual report to shareholders will state that this Charter is available on the Company’s website and will be available upon request to the Company’s Corporate Secretary.

2

SCHEDULE “B”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 entitled “Disclosure of Corporate Governance Practices” (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX Venture Exchange also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for our company is that contained in Form 58-101F2 which is attached to NI 58-101 (“Form 58-101F2 Disclosure”).

Set out below is a description of our current corporate governance practices, relative to the Form 58-101F2 Disclosure (which is set out below in italics).

1.	Board of Directors

Disclose how the board of directors (the board) facilitates its exercise of independent supervision over management, including:

(i)	the identity of directors that are independent; and

(ii)	the identity of directors who are not independent. and the basis for that determination.

Our Board has determined that the following four (4) directors of our company are independent:

•	Steven Vaughan

•	Harry Blum

•	David Russell

•	David McPherson

With respect to Mr. Vaughan, it was noted that the law firm of which he is a partner provides legal services to us. However, our Board determined that he is independent of us after considering such matters as the magnitude of his personal equity holdings of us and the annual billings of his law firm to us in the context of his law firm’s total annual billings.

Our Board has determined that only three members of our Board are not independent. Our Board has determined that J Jay Jaski is not independent as Mr. Jaski is the President of our company and that Messers Angrisano and Moore are not independent as they previously occupied positions that rendered them not independent and a sufficient period of time since then has not yet elapsed.

Our Board facilitates its exercise of independent supervision over management by ensuring that a majority of directors qualify as independent directors pursuant to NI 58-101 and by establishing committees which are comprised of a majority of independent members and, in the case of the Audit Committee, comprised entirely of independent directors.

At each meeting of the Board, an opportunity is provided for the independent directors to meet separately to consider such matters as they may feel appropriate for them to consider in the absence of management.

2.	Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of our company are presently directors of other issuers that are reporting issuers (or the equivalent):

Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To

J. Jay Jaski

First Metals Inc.	TSX	Director	August, 2006	Present

R. David Russell

Apollo Gold Corporation	TSXV	President, Director, CEO	March, 2002	Present

Calais Resources Inc.	OTCBB	Director	July, 2005	Present

Idaho General Mines Inc.	AMEX	Director	August, 2002	Present

W. S. (Steve) Vaughan

Algoma Central Corporation	TSX	Director Secretary	May 2, 2000	Present

		Secretary	June 30, 1990	Present

Apollo Gold Corporation	TSX	Director	July, 2005	Present

Platte River Gold Inc.	Public	Director/President	January 7, 2004	Present

Western Troy Capital Resources Inc.	TSXV	Director	May 17, 2004	Present

James A. Richardson

First Metals Inc.	TSX	Chief Financial Officer	August 2006	Present

Adroit Resources Inc.	TSXV	Officer	September 2005	Present

	TSXV	Director	September 2005	Present

Waseco Resources Inc.	TSXV	Director	August 2000	Present

Roxmark Mines Limited	CNQ	Director	January 2005	Present

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3.	Orientation and Continuing Education

Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

Due to the size of our Board, no formal program exists for the orientation of new directors. Upon joining our Board, new directors will be given access to all of the background documents of our company, including all corporate records, by-laws, corporate policies, organization structure and prior board and committee minutes. Candidates for election to the Board will have been allowed the opportunity to review appropriate portions of such material prior to their having indicated their consent to stand for election as directors, in order to assess their suitability as directors.

No formal continuing education program exists for our directors. As part of continuing education, our Board will receive management presentations with respect to the operations and risks of our business as needed. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

4.	Ethical Business Conduct

Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. A copy of the Code of Business Conduct and Ethics is available for review on SEDAR at www.sedar.com or on our website at www.purenickel.com. In addition, our Audit Committee has adopted a “Whistleblower Program” which provides our employees, management, officers, directors, contractors, consultants and our committee members with the ability to report, on a confidential and anonymous basis, any complaints and concerns regarding accounting, internal auditing controls or auditing matters, including, but not limited to, unethical and unlawful accounting and auditing policies, practices or procedures, fraudulent or misleading financial information and instances of corporate fraud. Our Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within our company.

5.	Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for board nominations, including:

(i)	who identifies new candidates; and

(ii)	the process of identifying new candidates.

Our Board has appointed an Audit Committee whose members are Steven Vaughan (Chairman), Harry Blum and David McPherson, each of whom has been determined to be independent. Our Board has delegated responsibility to the Audit Committee to recommend to our Board suitable candidates as nominees for election or appointment as directors. Due to the small size of our Board, it is anticipated that the committee will canvass all of the members of our Board for their input prior to making a recommendation to our Board. In identifying new candidates for Board nomination, our committee considers, among other things:

(i)	the competencies and skills that our Board considers to be necessary for our Board, as a whole, to possess;

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(ii)	the competencies and skills that our Board considers each existing director to possess;

(iii)	the competencies and skills each new nominee will bring to the boardroom; and

(iv)	whether or not each new nominee can devote sufficient time and resources to his duties as a member of our Board.

6.	Compensation

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:

(i)	who determines compensation; and

(ii)	the process of determining compensation.

The Audit Committee has, as part of its mandate, the responsibility for reviewing matters relating to the human resource policies and compensation of the directors and the Chief Executive Officer (“CEO”) of our company in the context of the budget and business plan of our company. As part of the mandate and responsibility of the committee, the committee is responsible for formulating and making recommendations to our Board in respect of compensation issues relating to directors and the CEO of our company. During the fiscal year ended November 30, 2006, we did not pay any cash compensation to our non-management directors, nor were our directors paid for attendance at board or committee meetings. The committee reviewed and approved the compensation paid to our CEO for the fiscal year ended November 30, 2006 set forth under the heading “Executive Compensation”. Such base annual compensation was determined upon review of comparative data compiled by our company for a number of comparable companies within the resource industries of competitive salaries paid to executive officers.

7.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify, the committees and describe their function.

Not applicable.

8.	Assessments

Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are per forming effectively.

To date, our Board has satisfied itself that our Board, its committees and individual directors are performing effectively through informal discussions. It is anticipated that at future meetings of the Audit Committee there will at least annually be a formal appraisal of the performance of each member of the Board with a view to assessing their suitability for re-election.

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Exhibit 99.19

Proxy

ANNUAL GENERAL & SPECIAL MEETING OF

SHAREHOLDERS OF

PURE NICKEL INC.

TO BE HELD AT THE MASON ROOM AT WEIRFOULDS LLP

THE EXCHANGE TOWER, 130 KING STREET WEST, SUITE 1500,

TORONTO, ONTARIO, CANADA

ON WEDNESDAY, MAY 30, 2007, AT 9:30 AM (TORONTO TIME)

I/We being holder(s) of the Company hereby appoint:

J. Jay Jaski, a Director of the Company, or failing this person, James Richardson, Secretary of the Company, or in the place of the foregoing,

(print the name)________________________________________________________________________________________ ,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE:_________________________________________________________________________

DATE SIGNED:_________________________________________________________________________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To appoint SF Partnership LLP as auditors of the Company at a remuneration to be fixed by the directors.		N/A
2. To elect as a Director, J. Jay Jaski		N/A
3. To elect as Director, Monty Moore		N/A
4. To elect as Director, Robert Angrisano		N/A
5. To elect as Director, W.S. (Steve) Vaughan		N/A
6. To elect as Director, Harry Blum		N/A
7. To elect as Director, David McPherson		N/A
8. To elect as Director, R. David Russell		N/A
9. To approve the amendments to the Stock Option Plan as set out in the Information Circular under the heading “Particulars of Other Matters to be Acted Upon – Amendment to Stock Option Plan.”			N/A
10. To approve the adoption of Bylaw No. 1.			N/A
11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			N/A

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the holder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4.	A holder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.

5.	A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR

(b) appoint another proxyholder, who need not be a holder of the Company, to vote according to the holder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, the holder may still attend the Meeting and may vote in person. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7.	Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8.	To be represented at the Meeting, proxies must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote.pctc.com. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683). Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.